Exhibit 99.2

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

To the shareholders of Acasti Phama Inc. (the “Corporation”):

NOTICE IS HEREBY GIVEN THAT that the annual and special meeting of the shareholders (the “Meeting”) of the Corporation will be held at Hotel Hilton Garden Inn, 380 Sherbrooke St. West, Montreal, Quebec, H3A 0B1, Canada, on July 14, 2015 at 10:00 a.m., for the following purposes: to receive the financial statements of the Corporation for the financial year ended February 28, 2015 and the auditors’ report thereon;

1.	to elect the directors of the Corporation for the ensuing year;

2.	to appoint the auditors for the ensuing year and to authorize the directors of the Corporation to fix their remuneration;

3.
to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution confirming and ratifying the Corporation’s existing 10% rolling stock option plan, and related matters;

4.
to consider and, if deemed appropriate, pass, with or without variation, an ordinary resolution confirming and ratifying the adoption of the amended and restated by-laws of the Corporation as described in the accompanying management information circular; and

5.	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

Laval, Québec, June 15, 2015.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Jerald J. Wenker

Jerald J. Wenker
Chairman of the Board of Directors

Shareholders may exercise their rights by attending the Meeting or by completing a form of proxy. The directors have established June 9, 2015 as the record date for the purpose of determining the Corporation’s shareholders which are entitled to receive notice of and to vote at the Meeting. Should you be unable to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and return it in the envelope provided for that purpose. Proxies must be received by the transfer agent and registrar of the Corporation, Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, no less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the day of the Meeting. Your shares will be voted in accordance with your instructions as indicated on the form of proxy, or failing instructions, in the manner set forth in the accompanying management information circular.

MANAGEMENT INFORMATION CIRCULAR

Unless otherwise indicated, the following information is given as at June 9, 2015 and all amounts in dollars refer to Canadian currency.

SOLICITATION OF PROXIES BY MANAGEMENT

This management information circular (this “Circular”) is provided in connection with the solicitation by the management of Acasti Pharma Inc. (the “Corporation” or “Acasti”) of proxies to be used at the annual and special meeting (the “Meeting”) of the shareholders of the Corporation (the “Shareholders”) to be held at Hotel Hilton Garden Inn, 380 Sherbrooke St. West, Montreal, Quebec, H3A 0B1, Canada, on July 14, 2015 at 10:00 a.m. and all adjournments thereof for the purposes set out in the accompanying notice of Meeting (the “Notice of Meeting”). It is expected that the solicitation will be made primarily by mail. However, directors, officers and employees of the Corporation may also solicit proxies by telephone, fax, email or in person. The cost of solicitation of proxies will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors of the Corporation (“Directors”) and officers of the Corporation. Each Shareholder who is entitled to vote at the Meeting is entitled to appoint a person, who need not be a Shareholder of the Corporation, to represent him or her at the Meeting other than those whose names are printed on the accompanying form of proxy by inserting such other person’s name in the blank space provided in the form of proxy and signing the form of proxy or by completing and signing another proper form of proxy. To be valid, the duly completed form of proxy must be deposited at the offices of Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 no less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the day of the Meeting or with the Secretary or the Chairman of the Meeting at the time and place of the Meeting or any adjournment thereof. The instrument appointing a proxy-holder must be executed by the Shareholder or by his attorney authorized in writing or, if the Shareholder is a corporate body, by its authorized officer or officers.

A Shareholder who has given a proxy may revoke it, as to any motion on which a vote has not already been cast pursuant to the authority conferred by it, by an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The revocation of a proxy, in order to be acted upon, must be deposited with Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 at any time but no less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or with the Secretary or the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner permitted by law.

In addition, a proxy may be revoked by the Shareholder executing another form of proxy bearing a later date and depositing same at the offices of the registrar and transfer agent of the Corporation no less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the day of the Meeting or with the Secretary or the Chairman of the Meeting at the time and place of the Meeting or any adjournment thereof or by the Shareholder personally attending the meeting and voting its shares.

EXERCISE OF DISCRETION BY PROXIES

All Class “A” shares of the Corporation (the “Common Shares”) represented at the meeting by properly executed proxies will be voted and where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the Common Shares represented by the proxy will be voted in accordance with such specifications. In the absence of any such specifications, the management designees, if named as proxy, will vote IN FAVOUR of all the matters set out herein. Instructions with respect to voting will be respected by the persons designated in the enclosed form of proxy. With respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting, such Common Shares will be voted by the persons so designated at their discretion. At the time of printing this Circular, management of the Corporation knows of no such amendments, variations or other matters.

NON-REGISTERED SHAREHOLDERS

Only registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common Shares beneficially owned by a person (a “Non-Registered Shareholder”) are registered either:

(a)
in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the Common Shares, such as securities dealers or brokers, banks, trust companies, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)
in the name of a clearing agency of which the Intermediary is a participant. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, entitled “Communication with Beneficial Owners of Securities of a Reporting Issuer”, the Corporation has distributed copies of the Notice of Meeting and this Circular (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders, and often use a service Corporation for this purpose. Non-Registered Shareholders will either:

(a)
typically, be provided with a computerized form (often called a “voting instruction form”) which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service Corporation, will constitute voting instructions which the Intermediary must follow. The Non-Registered Shareholder will generally be given a page of instructions which contains a removable label containing a bar-code and other information. In order for the applicable computerized form to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the computerized form, properly complete and sign the form and submit it to the Intermediary or its Service Corporation in accordance with the instructions of the Intermediary or service Corporation. In certain cases, the Non-Registered Shareholder may provide such voting instructions to the Intermediary or its service Corporation through the Internet or through a toll-free telephone number; or

(b)
less commonly, be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the proxy form and submit it to Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares which they beneficially own.

Should a Non-Registered Shareholder who receives a voting instruction form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), such Non-Registered Shareholder should print his or her own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service Corporation. Should a Non-Registered Shareholder who receives a proxy form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons set out in the proxy form and insert the name of the Non-Registered Shareholder or such other person in the blank space provided and submit it to Computershare Investor Services Inc. at the address set out at (b) above.

In all cases, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.

A Non-Registered Shareholder may revoke voting instructions which have been given to an Intermediary at any time by written notice to the Intermediary.

VOTING SHARES

The Corporation’s authorized capital consists of an unlimited number of no par value Common Shares and an unlimited number of no par value Class B, Class C, Class D and Class E preferred shares (collectively the “Preferred Shares”), issuable in one or more series.

As at June 9, 2015, there were a total of 106,444,012 Common Shares issued and outstanding and no Preferred Shares issued and outstanding. Each Common Share entitles its holder to one (1) vote.

The by-laws of the Corporation provide that during any meeting of the Shareholders, the attendance, in person or by proxy, of the Shareholders representing ten percent (10%) of the Common Shares shall constitute a quorum.

RECORD DATE

Shareholders registered as at June 9, 2015 (the “Record Date”) are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the proxy to attend and vote, deliver their proxies at the place and within the time set forth in this Circular.

PRINCIPAL SHAREHOLDERS

Other than as set forth below, as at June 9, 2015, to the best knowledge of the Corporation, no corporation and no Director or executive officer of the Corporation or other person beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to the Corporation’s Common Shares.

Name and address of Shareholder	Number of Common Shares held	% of Voting Rights represented by the Common Shares
Neptune Technologies & Bioressources Inc. (“Neptune”)(1)	50,680,933	47.61%

(1)	On the basis of information available on SEDI (www.sedi.ca)

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

To the best of the Corporation’s knowledge, no one who has been a (i) Director or executive officer of the Corporation at any time since the beginning of the Corporation’s last financial year; (ii) a proposed nominee for election as a Director of the Corporation and (iii) an associate or affiliate of the persons or Companies listed in (i) and (ii) above, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted upon other than the election of Directors and the interest of those individuals listed above who are eligible participants in the Amended Stock Option Plan, the Equity Incentive Plan and the adoption of such plans.

PARTICULARS OF MATTERS TO BE ACTED UPON

PRESENTATION OF FINANCIAL STATEMENTS

The annual audited financial statements for the financial year of the Corporation ended February 28, 2015 and the report of the auditors thereon will be placed before the Meeting. The annual financial statements of the Corporation are included in the Corporation’s 2015 annual report (the “Annual Report”) which was mailed to Shareholders who requested a copy of the Annual Report and is also available on SEDAR at www.sedar.com.

ELECTION OF DIRECTORS

The Corporation’s articles currently provide that the board of directors of the Corporation (the “Board” or the “Board of Directors”) may consist of a maximum of ten Directors. The Board has determined to nominate each of the six persons listed below for election as a Director at the Meeting. The Corporation’s Board is currently composed of seven Directors. The Board recommends that Shareholders vote FOR the election of each of the six nominees as Directors.

The persons named in the enclosed form of proxy intend to vote for the election of the six nominees whose names are set forth below. Management does not contemplate that any such nominees will be unable to serve as a director of the Corporation. However, if, for any reason, any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee at their discretion unless the Shareholder has specified in his proxy that his shares are to be withheld from voting in the election of Directors.

The Directors are appointed at each annual meeting of the Shareholders to hold office for a term expiring at the close of the next annual meeting or until their respective successors are elected or appointed. The Directors hold office for a term expiring at the conclusion of the next annual meeting of Shareholders or until their successors are elected or appointed and will be eligible for re-election. A director appointed by the Board between meetings of Shareholders or to fill a vacancy will be appointed for a term expiring at the conclusion of the next annual meeting or until his or her successor is elected or appointed and will be eligible for election or re-election.

Majority Voting Policy

The Corporation’s Board adopted a policy that entitles each Shareholder to vote for each nominee on an individual basis. The policy also stipulates that if the votes in favour of the election of a director represent less than a majority of the Common Shares voted and withheld, the nominee will submit his or her resignation promptly after the Meeting for the consideration of the Board. After reviewing the matter, the Board’s decision whether to accept or reject the resignation offer will be disclosed to the public within 90 days of the Meeting. The Board has discretion to accept or reject a resignation. The nominee will not participate in any Board deliberations on the resignation offer. The policy does not apply in circumstances involving contested elections.

Nominees for Election as Director

The following table sets out the name and the province and country of residence of each of the persons proposed for election as Directors, and all other positions and offices with the Corporation held by such person, his or her principal occupation, the year in which the person became a director of the Corporation, and the number of Common Shares of the Corporation that such person has declared to beneficially own, directly or indirectly, or over which control or direction is exercised by such person as at the date indicated below.

Name, province or state, as the case may be, and country of residence of each director and proposed director	Principal Occupation	First year as director	Number of Common Shares beneficially owned or controlled or directed by each proposed director
Jerald J. Wenker California, United States Chairman of the Board	President and Chief Operating Officer, Dermalogica	2014	2,500
Roderick Carter California, United States	Principal at Aquila Life Sciences LLC	-	-
Jim Hamilton New Jersey, United States	President and CEO of Neptune	-	-
Adrian Montgomery Ontario, Canada	President of Tuckamore Capital	2014	-
Reed V. Tuckson Washington, United States Director	Managing Director, Tuckson Health Connections, LLC	2013	7,299
Harlan W. Waksal New York, United States Director	President & Chief Executive Officer of Kadmon Corporation LLC	2013	873,700

The information as to the number of Common Shares beneficially owned or over which the above-named individuals exercise control or direction and the foregoing information, is not within the knowledge of the Corporation and has been furnished by the respective nominees individually.

The following is a brief biography of the nominees:

Jerald J. Wenker – Director and Chairman of the Board

Mr. Wenker is currently President and Chief Operating Officer of Dermalogica, a leading professional skin care company based in the United States. Previously, he was President of Ther-Rx Corporation, the branded division of KV Pharmaceuticals. Prior to Ther Rx, Mr. Wenker worked at Abbott Laboratories for approximately 15 years where he held several executive roles in such areas as commercial and marketing management, strategic planning, licensing and new business development as well as new product development. Mr. Wenker holds a Master of Science in Marketing from Northwestern University’s J.L. Kellogg Graduate School of Management.

Roderick Carter, M.D. – Proposed Director

Dr. Carter has a strong history of contributions to healthcare through clinical, research, business and people leadership. He has significant experience developing and commercializing nutraceutical and pharmaceutical products and has successfully led clinical research and business development strategies for cardiovascular and inflammation related diseases. Dr. Carter is currently Principal at Aquila Life Sciences LLC, a consulting firm he founded focusing on pharmaceutical development and commercialization. Prior to this he was Vice President of Clinical Development at Reliant Pharmaceuticals, which developed the omega-3 cardiovascular drug Lovaza, and today is a wholly owned subsidiary of GlaxoSmithKline. He also served as Executive Director at Merck and Co., USA, President and CEO of WellGen and Senior Medical Director at Pfizer Inc., USA. Dr. Carter received his Medical Degree from the University of Witwatersrand, Johannesburg, along with a Master of Science degree in Sports Medicine from Trinity College, Dublin.

Jim Hamilton – Proposed Director

Mr. Hamilton is currently President and CEO of Neptune Technologies & Bioressources Inc., Acasti’s mother company. Prior to joining Neptune, Mr. Hamilton served as Vice President Human Nutrition and Health, North America, and President of DSM Nutritional Products USA, Inc., based in Parsippany, New Jersey. He was serving on the global management team of DSM Nutritional Products’ Human Nutrition & Health business, an organization with over $2 billion in global sales and operations in more than 40 countries. DSM Nutritional Products is an important division of the life sciences and material sciences corporation, DSM N.V. of the Netherlands. Mr. Hamilton’s industry knowledge has made him a valuable contributor to several trade associations and he is the immediate past chairman of the board of directors of the Council for Responsible Nutrition, the dietary supplement industry’s leading trade association. Mr. Hamilton is a graduate of Concordia University in Montreal, Canada and he has attended a number of business education and leadership programs at the London Business School and INSEAD.

Adrian Montgomery – Director

Mr. Montgomery is President of Tuckamore Capital, a publicly-traded company that has invested approximately $700 million in successful private businesses since its inception in 2005. Prior to joining Tuckamore, he headed business development at Rogers Media Inc. Mr. Montgomery is a lawyer and member of the New York State Bar and currently serves on the boards of Epsilon Energy, a TSX-listed Company, and the Toronto East General Hospital Foundation.

Dr. Reed V. Tuckson – Director

Dr. Tuckson is a graduate of Howard University, Georgetown University School of Medicine, and the Hospital of the University of Pennsylvania's General Internal Medicine Residency and Fellowship Programs, where he was also a Robert Wood Johnson Foundation Clinical Scholar studying at the Wharton School of Business. Dr. Tuckson is currently the Managing Director of Tuckson Health Connections, LLC, a health and medical care consulting business. Previously, he served a long tenure as Executive Vice President and Chief of Medical Affairs for UnitedHealth Group, a Fortune 25 health and well-being company. Dr. Tuckson is member of the Advisory Committee to the Director of the National Institutes of Health and is also an active member of the Institute of Medicine of the National Academy of Sciences. He also serves on the Boards of the American Telemedicine Association, Howard University and CTI BioPharma Corp., a public corporation.

Dr. Harlan W. Waksal – Director

Dr. Harlan W. Waksal is a retired physician. Dr. Waksal was the Vice-President, Business and Scientific Affairs at Acasti, the Corporation’s subsidiary. He received his B.A. from Oberlin College and M.D. from Tufts University School of Medicine, and his post graduate training in Internal Medicine and in Pathology. In addition, he did research in immunology at the Weizmann Institute of Science. Dr. Waksal was a founder of Imclone Systems Incorporated; a New York based pharmaceutical company specializing in developing new treatment for various forms of cancer. He served as the Chief Operating Officer and member of the Board of Directors from 1986 until 2001 and as President/CEO from 2001 until 2002. During his tenure, he was responsible for building the scientific and operation infrastructure of the company. Dr. Waksal is the author of over 50 scientific publications and has been the author of multiple patents and patent applications. His current activities are focused on managing various real estate developments and serving on select board of directors. Dr. Waksal currently serves on the boards of the Oberlin College, Sevion Theraputics Incorporated. He also serves on the Advisory Board of Northern Rivers Funds.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Corporation, none of the proposed Directors is, or has been, as at the date of this Circular or within the ten years prior to the date of this Circular, a director, chief executive officer or chief financial officer of any corporation (including the Corporation) that:

(a)
was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant Corporation access to any exemption under applicable securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”), that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the knowledge of the Corporation, none of the proposed Directors of the Corporation:

(a)
is, or has been, as at the date of this Circular or within the ten years prior to the date of this Circular, a director or executive officer of any corporation (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has, within the ten years prior to the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

To the knowledge of the Corporation, no proposed director has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Voting for election of Directors is by individual voting and not by slate voting. You can vote your shares for the election of all of these nominees as Directors of the Corporation; or you can vote for some of these nominees for election as Directors and withhold your votes for others; or you can withhold all of the votes attaching to the shares you own and, thus, not vote for the election of any of these nominees as Directors of the Corporation.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE ELECTION OF THE PROPOSED NOMINEES AS DIRECTORS OF THE CORPORATION FOR THE ENSUING YEAR.

The voting rights pertaining to Common Shares represented by duly executed proxies in favour of the persons named in the accompanying form of proxy will be exercised, in the absence of specifications to the contrary, FOR the election of the proposed nominees as Directors of the Corporation for the ensuing year.

APPOINTMENT OF AUDITORS

Unless otherwise specified, the persons named in the accompanying proxy form intend to vote in favour of the appointment of KPMG LLP, as auditors for the Corporation and to authorize the Board to determine their remuneration. The auditors will hold offices until the next Annual Meeting of Shareholders of the Corporation or until their successors are appointed. KPMG LLP, chartered accountants, have been auditors for the Corporation since September 25, 2006.

APPROVAL OF STOCK OPTION PLAN

The Corporation’s current 10% rolling stock option plan (the “Stock Option Plan”) governing the issuance of stock options was initially approved by the Board of Directors on October 8, 2008, amended as of April 29, 2009, and further amended as of March 21, 2011 and May 22, 2013. The full text of the Stock Option Plan will be available at the Meeting.

The policies of the TSX Venture Exchange (“TSXV”) require that rolling plans be approved by Shareholders on a yearly basis. Accordingly, Shareholders are being asked to pass an ordinary resolution to ratify and confirm the Stock Option Plan as adopted by the Board of Directors which permits the issuance of up to 10% of the issued and outstanding Class A Shares of the Corporation from time to time. To be effective, the resolution must be passed by a simple majority of the votes cast thereon by Shareholders present in person or by proxy at the Meeting. If the resolution to approve the Stock Option Plan is not approved by Shareholders of the Corporation, all unallocated stock options will be cancelled and the Corporation will not be permitted to make any further grants until Shareholder approval is obtained. The following is the text of the ordinary resolution to be considered at the Meeting:

“WHEREAS the current 10% rolling stock option plan (the “Stock Option Plan”) of Acasti Pharma Inc. (the “Corporation”) was approved by the board of directors of the Corporation (the “Board of Directors”) on October 8, 2008, amended as of April 29, 2009, and further amended as of March 21, 2011 and May 22, 2013;

WHEREAS, pursuant to the rules and policies of the TSXV, the Stock Option Plan must be approved by Shareholders on a yearly basis;

RESOLVED THAT:

1.
the Stock Option Plan of the Corporation, as adopted by the Board of Directors of the Corporation, be and is hereby approved and ratified, and the Corporation be and is hereby authorized to reserve for issuance pursuant to the Stock Option Plan up to 10% of the issued and outstanding Class A Shares of the Corporation from time to time;

2.
the Board of Directors be and is hereby authorized on behalf of the Corporation to make any amendments to the Stock Option Plan as may be required by regulatory authorities or otherwise made necessary by applicable legislation, without further approval of the Shareholders of the Corporation, in order to ensure the adoption and efficient function of the Stock Option Plan; and

3.
any director or officer of the Corporation be and is hereby authorized and directed to do such things and to execute and deliver all such instruments, deeds and documents, and any amendments thereto, as may be necessary or advisable in order to give effect to the foregoing resolutions, and to complete all transactions in connection with the implementation of the Stock Option Plan”

To be adopted, the resolution approving the Stock Option Plan (the “Stock Option Plan Resolution”) must be approved by at least a majority of the Shareholders of the Corporation, present in person or represented by proxy.

THE BOARD OF DIRECTORS BELIEVES THE PASSING OF THE STOCK OPTION PLAN RESOLUTION IS IN THE BEST INTEREST OF THE CORPORATION AND RECOMMENDS THAT SHAREHOLDERS OF THE CORPORATION VOTE IN FAVOUR OF THE STOCK OPTION PLAN RESOLUTION.

The voting rights pertaining to shares represented by duly executed proxies in favor of the persons named in the accompanying form of proxy will be exercised, in the absence of specifications to the contrary, FOR the Stock Option Plan Resolution.

CONFIRMATION OF THE ADOPTION OF AMENDED & RESTATED GENERAL BY-LAW OF THE CORPORATION

General

The Board recently reviewed the Corporation’s general by-law (the “Old General By-Law”), which was confirmed by the Shareholders, and determined that such by-law should be updated to, among other things, reflect the current provisions of the Business Corporations Act (Québec) (the “QBCA”) and certain corporate governance practices. Accordingly, the Board adopted the amended and restated general by-law 2015-1 of the Corporation (the “Amended & Restated General By-Law”). The Amended & Restated General By-Law is attached to this Circular as Schedule “A”. Pursuant to the requirements of the QBCA, the adoption of the Amended & Restated General By-Law must be submitted to Shareholders for confirmation.

Description of the Amended & Restated General By-Law

The Amended & Restated General By-Law is standard in its form and is in substance typical of a modern by-law for a public company governed by the QBCA. The significant differences between the Old General By-Law and the Amended & Restated General By-Law include the following:

(a)
Increased notice period for Shareholders’ meetings. Under the Old General By-Law, notice of a Shareholders’ meeting had to be sent no less than ten days before the meeting. This notice period has been changed to no less than 21 days and no more than 60 days before the meeting.

(b)
Modified notice requirements for meetings of the Board of Directors. Under the Old General By-Law, notice of a meeting of the Board of Directors had to be sent no less than ten days before the meeting. This notice period has been reduced to no less than 48 hours before the meeting or, in the event of an emergency, to no less than 24 hours before the meeting. Pursuant to the Amended & Restated General By-Law, notice of a meeting of the Board of Directors no longer has to be given in writing.

(c)
Conflicts of interest. The Amended & Restated General By-Law is consistent with the QBCA in that it states the general principles contained in the QBCA dealing with conflicts of interest of directors and officers and the manner in which a director or officer must disclose his or her interest in a contract or a transaction to which the Corporation is party.

The foregoing summary is qualified in its entirety by the text of the provisions of the Amended & Restated General By-Law, which is attached to this Circular as Schedule “A”.

Shareholder Approval

At the Meeting, Shareholders will be asked to consider the following ordinary resolution confirming the adoption of the Amended & Restated General By-Law:

“RESOLVED THAT:

1.
the adoption by the board of directors of the Corporation of General By-Law Number 2015-1 of the Corporation, in substantially the form set out in Schedule “A” to the management information circular of the Corporation dated June 15, 2015, is hereby ratified, confirmed and approved;

2.
the Board of Directors be and is hereby authorized on behalf of the Corporation to make any amendments to the Amended & Restated General By-Law as may be required by regulatory authorities or otherwise made necessary by applicable legislation, without further approval of the Shareholders of the Corporation, in order to ensure the adoption and efficient function of the Amended & Restated General By-Law; and

3.
any director or officer of the Corporation be and is hereby authorized and directed to do such things and to execute and deliver all such instruments, deeds and documents, and any amendments thereto, as may be necessary or advisable in order to give effect to the foregoing resolutions, and to complete all transactions in connection with the implementation of the Amended & Restated General By-Law.”

To be adopted, the resolution approving the Amended & Restated General By-Law (the “Amended & Restated General By-Law Resolution”) must be approved by at least a majority of the Shareholders of the Corporation, present in person or represented by proxy.

THE BOARD OF DIRECTORS BELIEVES THE PASSING OF THE AMENDED & RESTATED GENERAL BY-LAW RESOLUTION IS IN THE BEST INTEREST OF THE CORPORATION AND RECOMMENDS THAT SHAREHOLDERS OF THE CORPORATION VOTE IN FAVOUR OF THE STOCK OPTION PLAN RESOLUTION.

The voting rights pertaining to shares represented by duly executed proxies in favor of the persons named in the accompanying form of proxy will be exercised, in the absence of specifications to the contrary, FOR the Amended & Restated General By-Law Resolution.

OTHER MATTERS

Management of the Corporation knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters that are not known to management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

DIRECTORS COMPENSATION
COMPENSATION OF DIRECTORS

For the financial year ended on February 28, 2015, Mr. Henri Harland (the Corporation’s former President and CEO until April 28, 2014) did not receive any compensation by the Corporation in his capacity as Director and was not considered by the Board as being “independent” within the meaning of National Instrument 52-110 – Audit Committees (“NI 52-110”). Dr. Harland Waksal (former Vice-President, Business and Scientific Affairs at Acasti until October 14, 2015) was also not considered by the Board as being “independent”.

The Directors’ compensation consists of a base annual retainer in the amount of $10,000 and attendance fees for meetings of the Board of Directors and its committees in the amount of $1,000 when the meeting is held in person and half of said amount when the meeting is held by telephone. There was no additional annual retainer for the Board and committee chairs.

In addition to acting as Directors of the Corporation, Mr. Jerald J. Wenker, Mr. Valier Boivin, Dr. Ronald Denis, Mr. Pierre Fitzgibbon, Mr. Adrian Montgomery, Dr. Reed V. Tuckson and Dr. Harlan W. Waksal, also occupied the position of director of Neptune and were remunerated by Neptune in those capacities For a description of the compensation paid to the Directors of the Corporation who rendered services to Neptune or other subsidiaries of Neptune during the financial year ended February 28, 2015, we refer you to Neptune’s management information circular dated June 15, 2015 (the “Neptune Circular”) available on SEDAR at www.sedar.com.

Compensation Paid to Directors

The total compensation paid to the non-executive Directors by the Corporation and its subsidiaries during the financial year ended on February 28, 2015 is set out in the following table:

Name	Financial Year Ended February 28	Fees earned ($)	Option-based awards(1)(2) ($)	All other compensation (3)(4) ($)	Total ($)
Jerald J.Wenker	2015	14,000	15,316	3,751 (5)	33,067
Valier Boivin	2015	18,250	-	-	18,250
Ronald Denis	2015	15,250	-	-	15,250
Pierre Fitzgibbon	2015	13,000	30,633	-	43,633
Adrian Montgomery	2015	10,500	30,633	-	41,133
Reed V. Tuckson	2015	14,750	-	-	14,750
Harlan Waksal	2015	16,250	-	40,000 (6)	56,250
(1)
The Corporation has adopted the IFRS 2 Shared-based payment to account for the issuance of stock options to employees and non-employees. The fair value of the awards is estimated at the grant date using the Black-Scholes Option Pricing Model. This model requires the input of a number of parameters, including stock price, stock exercise price, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of the Corporation’s control.

(2)
For the period ended on February 28, 2015, the fair market value of the June 26, 2014 option-based award granted to Mr. Wenker, Mr. Montgomery and Mr. Fitzgibbon is based on a fair value of $0,41 per option.

(3)	The Directors do not receive pension benefits, perquisites or other non-equity annual compensation.

(4)
The value of the perquisites and other personal benefits received by these Directors did not total an aggregate value of $50,000 or more, and does not represent more than 10% of the compensation paid during 2015.

(5)	3,500 USD converted at 1.2503 (exchange rate, as of February 27th 2015) was paid for consulting services rendered to the Corporation and its subsidiaries.

(6)	This amount represents a salary payment for his role as Vice-President, Business and Scientific Affairs at Acasti until October 14, 2014 for the sum of $40 000.

Outstanding Share-Based, Option-Based, and Warrant-Based Awards for Directors

The following tables provides information on the number and value of the outstanding share-based, option-based and warrant-based awards held by non-executive Directors of the Corporation at the end of the financial year ended February 28, 2015.

Share-Based Awards

Non-Executive Directors’ Name	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($) (1)	Market or payout value of vested share-based awards that have not paid-out or distributed ($)
Harlan W. Waksal	37,500	25,125	n/a
(1) Calculation is based on the trading price, at closing, of Acasti’s shares on the TSXV of $0.67 on February 27, 2015.

Option-Based Awards

Name / Grant Date	Number of securities underlying unexercised options(1)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(2)
Jerald Wenker
June 26, 2014	37,500	1.20	June 26, 2017	-
December 19, 2013	37,500	2.10	December 19, 2016	-
Ronald Denis
April 11, 2012	50,000	2.10	April 11, 2017	-
June 16, 2011	75,000	1.40	June 16, 2016	-
October 8, 2008	25,000	0.25	October 8, 2018	10,500
Pierre Fitzgibbon
June 26, 2014	75,000	1.20	June 26, 2017	-
Adrian Montgomery
June 26, 2014	75,000	1.20	June 26, 2017	-
Reed Tuckson
December 19, 2013	75,000	2.10	December 19, 2016	-
Harlan Waksal
April 11, 2012	200,000(3)	2.10	April 11, 2017	-
June 16, 2011	200,000(3)	1.40	June 16, 2016	-
(1) On June 21, 2013, Neptune granted call-option based awards to independent Directors of the Corporation at the time, namely, Dr. Denis and Mr. Boivin. They were each granted call-options for 75,000 Class A Shares of the Corporation, such call-options having a call-option exercise price of $3.00 and a call option expiration date of June 21, 2017. For additional information, please refer to the “Outstanding Share-Based, Option-Based, Call-Option-Based, and Warrant-Based Awards for Directors – Call-Option Based Awards” section in the Neptune Circular.
(2) Calculation is based on the trading price, at closing, of Acasti’s shares on the TSXV of $0.67 on February 27, 2015.
(3)  Awards received for his role as former Vice-President, Business and Scientific Affairs.

Share-based and Option-based Awards of the Corporation – value vested during the financial year ended on February 28, 2015

The following table sets out the value of share-based and option- awards of the Corporation held by non-executive Directors of the Corporation that vested during the financial year ended on February 28, 2015:

Name	Share-based Awards of the Corporation – value vested during the financial year ended on February 28, 2015 ($)	Option-based Awards of the Corporation – value vested during the financial year ended on February 28, 2015 ($)
Valier Boivin	5,533.35	-
Ronald Denis	11,066.65	-
Harlan W. Waksal	67,783.35	-

Compensation of Named Executive Officers

During the financial year ended February 28, 2015, the Corporation had four Named Executive Officers of the Corporation, being, Pierre Lemieux, Chief Operating Officer (“COO”), André Godin, the Corporation’s interim Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), Henri Harland, the Corporation’s former Chief Executive Officer until April 27, 2014 and Xavier Harland, the Corporation’s former Chief Financial Officer until June 13, 2014.

“Named Executive Officer” (or “NEO”) means: (a) a CEO, (b) a CFO, (c) each of the three most highly compensated executive officers of the Corporation, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and the CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, and (d) each individual who would be an NEO under paragraph (c) above but for the fact that the individual was neither an executive officer of the Corporation or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

Compensation Discussion and Analysis

Compensation of executive officers of the Corporation is recommended to the Board of Directors by the Human Resources and Governance Committee. In its review process, the Human Resources and Governance Committee relies on input from management on the assessment of executives and Corporation performance.

During the most recently completed financial year, the Human Resources and Governance Committee was composed of the following independent members: Pierre Fitzgibbon, Ronald Denis, Adrian Montgomery, Reed V. Tuckson, and Jerald J. Wenker. The Human Resources and Governance Committee establishes management compensation policies and oversees their general implementation. All members of the Human Resources and Governance Committee have direct experience which is relevant to their responsibilities as Human Resources and Governance Committee members. All members are or have held senior executive or director roles within significant businesses, several also having public companies experience, and have a good financial understanding which allows them to assess the costs versus benefits of compensation plans. The members combined experience in the Corporation’s sector provides them with the understanding of the Corporation’s success factors and risks, which is very important when determining metric for measuring success.

Risk management is a primary consideration of the Human Resources and Governance Committee when implementing its compensation program. It does not believe that its compensation program results in unnecessary or inappropriate risk taking, including risks that are likely to have a material adverse effect on the Corporation. Payments of bonuses, if any, are not made until performance goals are met.

Executive compensation is generally based on pay for performance and competitive with other firms of comparable size in similar fields. The Chief Executive Officer makes recommendations to the Human Resources and Governance Committee as to the compensation of the Corporation’s executive officers, other than himself, for approval by the Board. The Human Resources and Governance Committee makes recommendations to the Board of Directors as to the compensation of the Chief Executive Officer, for approval, in accordance with the same criteria upon which the compensation of other executive officers is based.

Executive compensation is comprised of a base salary and variable components in the form of an annual bonus opportunity and stock options. The annual bonus provides an opportunity for management and executive employees to earn an annual cash incentive based on the global financial results of the Corporation and the degree of achievement of objectives set by the Board of Directors, generally based on actual versus budgeted results. These performance goals will therefore take into account (1) the Corporation’s earnings, profit, adjusted EBITDA and their compliance with budgeted results, (2) the Corporation’s share performance during the last completed financial year, and (3) the business development and personal achievements fulfilled by each executive employee, as the case may be. Generally, new stock option grants do not take into account previous grants of options when considering new grants.

Qualitative factors beyond the quantitative financial metrics are also a key consideration in determination of individual executive compensation payments. How executives achieve their financial results and demonstrate leadership consistent with the Corporation’s values are key to individual compensation decisions.

The President and Chief Executive Officer’s salary is based on comparable market consideration and the Human Resources and Governance Committee’s assessment of his performance, with regard to the Corporation’s financial performance and progress in achieving strategic performance.

The Corporation’s executive compensation program is intended to attract, motivate and retain high performing senior executives, encourage and reward superior performance and align the executives’ interests with those of the Corporation by providing a compensation which is competitive with the compensation received by executives employed by comparable companies. Ensuring that the achievement of annual objectives is rewarded through the payment of bonuses and providing executives with long-term incentive through the grant of stock options.

The Human Resources and Governance Committee has authority to retain the services of independent compensation consultants to advise its members on executive compensation and related matters, and to determine the fees and the terms and conditions of the engagement of such consultants. During the year, the Human Resources and Governance Committee retained the services of Hexarem Inc. (“Hexarem”) to review the Corporation’s executive compensation programs, including base salary, short-term and long-term incentives, total cash compensation levels and total direct compensation of certain senior positions, against those of peer groups of similar and larger size, as measured by market capitalization, biotechnology and pharmaceutical companies listed or headquartered in North America. The compensation policy is currently under review and is expected to be finalized during the current financial year.

All of the services provided by Hexarem were provided to the Human Resources and Governance Committee. The Human Resources and Governance Committee has assessed the independence of Hexarem and concluded that its engagement of Hexarem does not raise any conflict of interest with the Corporation or any of the Directors or executive officers.

The Directors and executive officers are not permitted to purchase financial instruments, including for greater certainty, prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Director or officer.

Compensation Elements

Compensation of Named Executive Officers is revised each year and has been structured to encourage and reward the executive officers on the bases of short-term and long-term corporate performance. In the context of the analysis of the compensation for the financial year ended February 28, 2015, the following components were examined:

(i)	base salary;
(ii)	annual incentive plan, consisting of a cash bonus;
(iii)	grant of stock options of the Corporation;
(iv)	equity based compensation; and
(v)	other elements of compensation, consisting of benefits.

Base Salary

The compensation of the Corporation’s executive officers is determined by the Board of Directors upon recommendations made by the Human Resources and Governance Committee. Executive compensation is generally based on pay for performance and to be competitive with other firms of comparable size in similar fields.

Annual Incentive Plan

The Corporation has a bonus plan for the executive officers, representing a percentage of their base annual salary. The grant of bonus performance is left at the discretion of the Board of Directors upon the recommendation of the Human Resources and Governance Committee, based on the global financial results of the Corporation and the degree of achievement of objectives set by the Board of Directors, as more fully described above. Mr. Pierre Lemieux, COO of Acasti, is eligible for up to a 30% bonus of his annual base salary.

Stock Options and Warrants

The grant of stock options by Acasti and/or the transfer of Acasti warrants held by Neptune to the Named Executives Officers aims to recognize and reward the impact of longer-term strategic actions undertaken by management, offering an added incentive for the retention of the Named Executive Officers as well as aligning the interests of the Corporation’s executives with those of its Shareholders.

The stock option component of an NEO’s compensation, which includes a vesting element to ensure retention, serves to both motivate the executive toward increasing share value and to enable the executive to share in the future success of the Corporation.

The Corporation’s Human Resources and Governance Committee is responsible for overseeing and managing the Stock Option Plan. All grants of options to executives are approved by the Board of Directors.

The grant of options and/or warrants is part of the long-term incentive component of executive and director compensations and an essential part of compensation. Designated senior executives and Directors may participate in the stock option plan, which is designed to encourage optionees to link their interests with those of Shareholders, in order to promote an increase in Shareholder value. Awards are made by the Board of Directors, after recommendation by the Human Resources and Governance Committee. Awards are established, among other things, according to the role and responsibilities associated with the participant’s position and his or her influence over appreciation in Shareholder value. Previous awards may sometimes be taken into account when new awards are considered. The terms of the plan are described below under the heading “Stock Option Plan” below.

Equity Based Executive Compensation

The grant of restricted share units, stock options by the Corporation and/or the transfer of warrants to the Named Executive Officers aims to recognize and reward the impact of longer-term strategic actions undertaken by management, offering an added incentive for the retention of the Corporation’s executives as well as aligning the interests of the Corporation’s executives with that of its Shareholders.

On May 22, 2013, the Equity Incentive Plan was adopted by the Board of Directors in order to provide the Corporation with a share-related mechanism to attract, retain and motivate qualified Directors, employees and consultants of the Corporation and its subsidiaries. The adoption of the Corporation’s Equity Incentive Plan was approved by the Shareholders at its 2013 Shareholders’ meeting held on June 27, 2013. For more a more detailed description of the Corporation’s Equity Incentive Plan, please see below.

Stock Option Plan

The Corporation’s Stock Option Plan was adopted by the Board of Directors on October 8, 2008, amended as of April 29, 2009, and further amended as of March 21, 2011 and May 22, 2013.

The Stock Option Plan was adopted to ensure that the Corporation and its Shareholders benefit from incentive participation through the holding of Common Shares by Directors, officers, employees and consultants of the Corporation, as designated by the Board of Directors.

On May 22, 2013, the Board approved an amendment to the Stock Option Plan in order to comply with the revised regulations of the TSXV governing stock option plans. This amendment was approved by the Shareholders at its 2013 Shareholders’ meeting held on June 27, 2013.

The Stock Option Plan is administered by the Board of Directors, which will determine, inter alia, the number of Common Shares covered by any stock option and the exercise price, expiry date and vesting period of each stock option in accordance with the terms of the Stock Option Plan. The Corporation’s Human Resources and Governance Committee is responsible for overseeing and managing the Stock Option Plan. All grants of options to executives are approved by the Board of Directors.

Options for Common Shares of the Corporation representing, from time to time, up to 10% of the issued Common Shares of the Corporation then outstanding may be granted by the Board of Directors pursuant to the Stock Option Plan.

The number of options granted to a consultant or to a person the services of whom are retained in investor relations shall not exceed, for any 12 month period, more than 2% of the outstanding and issued shares of the Corporation. In addition, the Stock Option Plan, together with any other plan that may be established by the Corporation or any options already granted by the Corporation will not (unless the requisite Shareholder approval is obtained under applicable securities legislation) result in either (i) the number of securities (calculated on a fully diluted basis) reserved for issuance under options being granted to (A) related persons, in excess of 10% of the outstanding securities of the Corporation; or (B) a related person and the associates of the related person, in excess of 5% of the outstanding securities of the Corporation, or (ii) the number of securities, calculated on a fully diluted basis, issued within a period of 12 months to (A) related persons, in excess of 10% of the outstanding securities of the Corporation, or (B) an insider, in excess of 5% of the outstanding securities of the Corporation.

The options are non-transferable and may be exercised during the period determined by the Board of Directors, such period will begin at the earliest on the date of the grant of such options and will end at the latest ten years after such grant. The options will lapse upon termination of employment or the end of the business relationship with the Corporation or death of the holder, except that the options may be exercised for 60 days following either termination of employment or the end of the business relationship or the end of a director’s term (30 days for an employee who works in investor relations). In the case of the death of a holder, their options may be exercised within one year of their death. Any option granted to a holder who becomes bankrupt shall be presumed to have expired prior to the date that the holder is declared bankrupt.

Subject to the approval of the relevant authorities, including the TSXV if applicable, and compliance with any conditions attached to such approval (including, in certain circumstances, approval by disinterested Shareholders) if applicable, the Board of Directors has the right to amend or terminate the Stock Option Plan. However, unless option holders consent to the amendment or termination of the Stock Option Plan in writing, any such amendment or termination of the Stock Option Plan cannot affect the conditions of options that have already been granted and that have not been exercised under the Stock Option Plan.

Pursuant to the rules of the TSXV, the Stock Option Plan must be approved each year by the Shareholders of the Corporation at its annual meeting.

Equity Incentive Plan

The following is a summary of important provisions of the equity incentive plan of Acasti (the “Equity Incentive Plan”). It is not a comprehensive discussion of all of the terms and conditions of the Equity Incentive Plan. Readers are advised to review the full text of the Equity Incentive Plan to fully understand all terms and conditions of the Equity Incentive Plan. A copy of the Equity Incentive Plan can be obtained by contacting Acasti’s Corporate Secretary.

On May 22, 2013, the Equity Incentive Plan was adopted by the Board in order to, amongst other things, provide Acasti with a share-related mechanism to attract, retain and motivate qualified Directors, employees and consultants of Acasti. The adoption of the Equity Incentive Plan was approved by the Shareholders at its 2013 Shareholders’ meeting held on June 27, 2013.

Eligible Persons may participate in the Equity Incentive Plan. “Eligible Persons” under the Equity Incentive Plan consist of any director, officer, employee or consultant (as defined in the Equity Incentive Plan) of Acasti or of a subsidiary. A participant (“Participant”) is an Eligible Person to whom an award has been granted under the Equity Incentive Plan. The Equity Incentive Plan provides Acasti with the option to grant to Eligible Participants Bonus Shares, Restricted Shares, Restricted Share Units, Performance Share Units, Deferred Share Units and other Share-Based Awards.

Subject to the adjustment provisions provided for in the Equity Incentive Plan and the applicable rules and regulations of all regulatory authorities to which Acasti is subject (including any stock exchange), the total number of Common Shares reserved for issuance pursuant to awards granted under the Equity Incentive Plan will be equal to a number that (A) if, and for so long as the Common Shares are listed on the TSXV, shall not exceed either (i) 1,829,282 Common Shares, and (ii) 10% of the issued and outstanding Common Shares, which number shall include Common Shares issuable pursuant to the Acasti Stock Option Plan, or (B) if, and for so long as the Common Shares are listed on the TSX, shall not exceed 2.5% of the issued and outstanding Common Shares from time to time.

If, and for so long as the Common Shares are listed on the TSXV, no more than 5% of the issued and outstanding Common Shares may be granted to any one individual Participant in any 12 month period (unless Acasti has obtained disinterested approval for such grant) and no more than 2% of the issued and outstanding Common Shares may be granted to any one consultant or employee conducting investor relations activities in any 12 month period.

If, and for so long as the Common Shares are listed on the TSX, the number of Common Shares (A) issuable, at any time, to Participants that are insiders, and (B) issued to Participants that are insiders within any 12 month period, pursuant to the Equity Incentive Plan, or when combined with all of Acasti’s other security based share compensation arrangements shall not, in aggregate, exceed 10% of the total number of outstanding Common Shares on a non-diluted basis.

The Board shall have the right to determine that any unvested or unearned Restricted Share Units, Deferred Share Units, Performance Share Units or other Share-Based Awards or Restricted Shares subject to a Restricted Period outstanding immediately prior to the occurrence of a change in control shall become fully vested or earned or free of restriction upon the occurrence of such change in control. The Board may also determine that any vested or earned Restricted Share Units, Deferred Share Units, Performance Share Units or other Share-Based Awards shall be cashed out at the market price as of the date such change in control is deemed to have occurred, or as of such other date as the Board may determine prior to the change in control. Further, the Board shall have the right to provide for the conversion or exchange of any Restricted Share Unit, Deferred Share Unit, Performance Share Unit or other Share-Based Award into or for rights or other securities in any entity participating in or resulting from the change in control.

The Equity Incentive Plan is administered by the Board and the Board has sole and complete authority, in its discretion, to determine the type of awards under the Equity Incentive Plan relating to the issuance of common shares (including any combination of Bonus Shares, Restricted Share Units, Performance Share Units, Deferred Share Units, Restricted Shares or other Share-Based Awards) in such amounts, to such persons and under such terms and conditions as the Board may determine, in accordance with the provisions of the Equity Incentive Plan.

Other Forms of Compensation

The Corporation’s executive employee benefit program includes life, medical, dental and disability insurance. These benefits and perquisites are designed to be competitive overall with equivalent positions in comparable organizations. The Corporation does not have any pension plan available for its employees, executives or Directors.

Summary Compensation Table – Named Executive Officers

The following Summary Compensation Table sets forth the compensation information for the Named Executive Officers for services rendered during the financial year ended February 28, 2015 and allocated to the Corporation. For a description of the compensation of the Named Executives Officers that includes compensation for their roles with Neptune and its subsidiaries,  refer to the information relating thereto in the management information circular of Neptune dated June 15, 2015 which can be found on SEDAR at www.sedar.com.

Name and Principal Position	Year ended February 28/29	Salary ($)	Share-Based Awards(1)(2) ($)	Option-based/Warrant-based awards(1)(2) ($)	Annual incentive plans ($)	All other compensation ($)(3)(4)(8)	Total compensation ($)
Pierre Lemieux Chief Operating Officer	2015 2014 2013	184,115 170,308 190,769	- 207,000 -	22,163 102,505 167,956	- - -	16,000 - -	222,278 479,813 358,725
André Godin(6) Former Interim President, CEO and CFO	2015 2014 2013	63,538 23,442 25,277	- 54,790 -	14,775 12,255 120,986	20,000 - -	19,419 - -	117,732 90,487 146,263
Henri Harland(7) Former CEO and President	2015 2014 2013	25,742 128,712 106,402	- 492,180 -	- 119,487 368,659	- - -	72,811 - -	98,553 740,379 475,061
Xavier Harland(8) Former Chief Financial Officer	2015 2014 2013	38,077 115,693 118,038	- 345,000 -	- 85,421 191,073	- - -	31,651 - -	69,728 546,114 309,111
(1)
The Corporation has adopted the IFRS 2 Shared-based payment to account for the issuance of stock options to employees and non-employees. The fair value of stock options is estimated at the grant date using the Black-Scholes Option Pricing Model. This model requires the input of a number of parameters, including stock price, stock exercise price, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of the Corporation’s control.

(2)
For the period ended on February 28, 2015, the fair market value of the October 20, 2014 option-based award granted to Mr. André Godin and Mr. Pierre Lemieux is based on a fair value of $0.30 per option.

For the period ended on February 28, 2014, the fair market value of the June 27, 2013 Acasti share-based awards is based on a fair value of $2.89 per restricted share unit (“RSU”) granted to all NEOs.

For the period ended on February 28, 2014, the fair market value of the June 21, 2013 Acasti call-option based awards granted by Neptune is based on a fair value of $1.14 per Acasti call-option granted to Mr. Pierre Lemieux and Mr. Xavier Harland, and $1.22 per Acasti call-option granted to Mr. Henri Harland and Mr. André Godin.

For the period ending on February 28, 2013, the fair market value of the April 11, 2012 option-based awards is based on a fair value of $1.12 per option granted to Mr. Pierre Lemieux, $0.96 per option granted to Mr. Xavier Harland, $1.21 per option granted to Mr. André Godin and $1.23 per option granted to Mr. Henri Harland.

(3)	The NEOs do not receive pension benefits, perquisites or other non-equity annual compensation.

(4)
The value of perquisites and other personal benefits received by these executives did not total an aggregate value of $50,000 or more, and does not represent 10% or more of their total salary in FY2015, 2014 or 2013.

(5)
These amounts include severance payments, vacation time accumulated and paid during FY2015, as well as salary cuts applied during FY2013-2014 that were paid back to the Name Executive Officers during FY2015.

(6)
Mr. André Godin became Interim President and Chief Executive Officer of the Corporation on May 23, 2014 and Chief Financial Officer of the Corporation on June 16, 2014. Mr. Godin’s functions with the Corporation were terminated on April 29, 2015.

(7)	Mr. Henri Harland resigned as President, Secretary and Chief Executive Officer of the Corporation on April 27, 2014.

(8)	Mr. Xavier Harland resigned as Chief Financial Officer of the Corporation on June 13, 2014.

Outstanding Share-Based, Option-Based and Warrant-Based Awards

The following tables provide information on the number and value of the outstanding share-based, option-based and warrant-based awards held by Named Executive Officer at the end of the financial year ended February 28, 2015.

Share-Based Awards

Named Executive Officers	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($) (1)	Market or payout value of vested share-based awards that have not paid-out or distributed ($)
Pierre Lemieux Chief Operating Officer	12,500	8,375	-
André Godin(2) Interim Chief Executive Officer and Interim Chief Financial Officer	12,500	8,375	-
Xavier Harland(3) Former Chief Financial Officer	25,000	16,750	-
(1)  Calculation is based on the trading price, at closing, of Acasti’s shares on the TSXV of $0.67 on February 27, 2014.
(2) Mr. André Godin became Interim President and Chief Executive Officer of the Corporation on May 23, 2014 and Chief Financial Officer of the Corporation on June 16, 2014. Mr. Godin’s functions with the Corporation were terminated on April 29, 2015.
(3) Mr. Xavier Harland resigned as Chief Financial Officer of the Corporation on June 13, 2014.

Option-Based Awards

Name / Grant Date	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)
Pierre Lemieux
October 20, 2014	75,000	0.65	October 19, 2019	1,500
April 11, 2012	150,000	2.10	April 11, 2017	-
June 16, 2011	200,000	1.40	June 16, 2016	-
André Godin(2)
October 20, 2014	50,000	0.65	October 19, 2019	1,000
April 11, 2012	100,000	2.10	April 11, 2017	-
June 16, 2011	150,000	1.40	June 16, 2016	-
October 8, 2008	100,000	0.25	October 8, 2018	42,000
Xavier Harland(3)
April 11, 2012	200,000	2.10	April 11, 2017	-
June 16, 2011	200,000	1.40	June 16, 2016	-
October 8, 2008	50,000	0.25	October 8, 2018	21,000
(1)  Calculation is based on the trading price, at closing, of Acasti’s shares on the TSXV of $0.67 on February 27, 2014.
(2) Mr. André Godin became Interim President and Chief Executive Officer of the Corporation on May 23, 2014 and Chief Financial Officer of the Corporation on June 16, 2014. Mr. Godin’s functions with the Corporation were terminated on April 29, 2015.
(3) Mr. Xavier Harland resigned as Chief Financial Officer of the Corporation on June 13, 2014.

Share-based, Option-based, and Warrant-based Awards of the Corporation – value vested during the financial year ended on February 28, 2015

The following table sets out the value of share-based awards and the value of option-based and warrant-based awards of the Corporation held by the NEOs of the Corporation that vested during the financial year ended on February 28, 2015:

Name	Share-based Awards of the Corporation – value vested during the financial year ended on February 28, 2014 ($)	Option-based and Warrant-based Awards of the Corporation – value vested during the financial year ended on February 28, 2014 ($)
Pierre Lemieux	20,750	-
André Godin(1)	20,750	-
Henri Harland(2)	3,633	-
Xavier Harland(3)	41,500	-
(1) Mr. André Godin became Interim President and Chief Executive Officer of the Corporation on May 23, 2014 and Chief Financial Officer of the Corporation on June 16, 2014. Mr. Godin’s functions with the Corporation were terminated on April 29, 2015.
(2) Mr. Henri Harland resigned as President, Secretary and Chief Executive Officer of the Corporation on April 27, 2014.
(3) Mr. Xavier Harland resigned as Chief Financial Officer of the Corporation on June 13, 2014.

Performance Graph

On February 27, 2015, the closing price of the Common Shares of the Corporation on the TSXV was $0.67 per share. The following graph shows the cumulative return in dollars of a $100 investment in common shares of the Corporation, as of March 31st, 2011 on the TSXV, compared with the total return of the S&P TSX Composite Index for the period shown on this graph.

Note: The Corporation’s shares were listed on the TSXV for the first time on March 31, 2011 (CA: APO).

The Human Resources and Governance Committee considers a number of factors and performance elements when determining compensation for the members of the executive management. Although total cumulative Shareholder return is one performance measure that is reviewed, it is not the only consideration in executive compensation deliberations. As a result, a direct correlation between total cumulative Shareholder return over a given period and executive compensation levels is not anticipated.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets out, as at February 28, 2015 the share-based compensation plans of the Corporation pursuant to which shares can be issued from treasury. The number of shares which appears at in the line “Share-based compensation plan” refers to the Corporation’s Stock Option Plan and Equity Incentive Plan.

Plan Category	(A) Number of securities to be issued upon the exercise of outstanding options and rights		(B) Weighted average exercise price of outstanding options and rights ($)	(C) Numbers of Shares available for further issuance under the stock based compensation plans (excluding shares from (A)) (Common Shares)
Equity compensation plans approved by security holders	Stock Option Plan(1)	4,296,500	1.53	6,347,901
	Equity Incentive Plan(2)	184,000	n/a	769,282
Equity compensation plans not approved by security holders	n/a		n/a	n/a
Total	4,480,500			7,117,183 (3)
(1) Please refer to Section entitled “Stock Option Plan” in this Circular for a description of the principal terms of the Stock Option Plan.
(2) Please refer to Section entitled “Equity Incentive Plan” in this Circular for a description of the principal terms of the Equity Incentive Plan.
(3) Subject to the adjustment provisions provided for in the Equity Incentive Plan and the applicable rules and regulations of all regulatory authorities to which Acasti is subject (including any stock exchange), the total number of Common Shares reserved for issuance pursuant to awards granted under the Equity Incentive Plan will be equal to a number that (A) if, and for so long as the Common Shares are listed on the TSXV, shall not exceed either (i) 1,829,282 Common Shares, and (ii) 10% of the issued and outstanding Common Shares, which number shall include Common Shares issuable pursuant to the Acasti Stock Option Plan, or (B) if, and for so long as the Common Shares are listed on the TSX, shall not exceed 2.5% of the issued and outstanding Common Shares from time to time.

The Stock Option Plan of the Corporation is a rolling stock option plan within the meaning of the Policy 4.4 of the TSX Venture Exchange Corporate Finance Manual which permits the issuance of up to 10% of the issued and outstanding Common Shares of the Corporation from time to time. The number of Shares reserved for issuance and which will be available for issuance pursuant to awards granted under the Equity Incentive Plan is equal to a number that, if, and for so long as the Shares are listed on the TSXV, shall not exceed either (i) 1,829,282 Common Shares, and (ii) 10% of the issued and outstanding Shares, which number shall include Shares issuable pursuant to the Stock Option Plan.

PENSION BENEFIT PLANS

The Corporation has no pension benefit plans.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Pierre Lemieux, Chief Operating Officer of Acasti

In accordance with the terms and provisions of the employment agreement entered into between the Corporation and Mr. Pierre Lemieux, the Corporation may terminate the executive’s employment at any time without cause by providing him with a six-week notice of termination and payment of base salary payable in six equal monthly installments, representing one month plus one month per year of service up to the lower of (i) $125,000, or (ii) twelve (12) months.

The employee may also, within sixty (60) days of the occurrence of a “fundamental change” as defined in the employment agreement (which includes a reduction of salary or of the responsibilities or functions of the employee), voluntarily terminate his employment by giving the Corporation thirty (30) days written notice of termination. In this case, the employee will be entitled to the same compensation and conditions as for a termination of the employment agreement by the Corporation for any reason other than just cause, as described above.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Circular, “Informed Person” means: (i) a director or executive officer of the Corporation; (ii) a director or executive officer of a person or Corporation that is itself an informed person or subsidiary of the Corporation; (iii) any person or corporation who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation other than voting securities held by the person or Corporation as underwriter in the course of a distribution; and (iv) the Corporation if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

To the best of the Corporation’s knowledge, no informed person of the Corporation, and no associate or affiliate of those foregoing Informed Persons, at any time since the beginning of its last completed financial year, has or has had any material interest, direct or indirect, in any transaction since the beginning of the Corporation’s last completed financial year, or in any proposed transaction that has materially affected or would materially affect the Corporation or any of its subsidiaries.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No person who is, or who was within the thirty days prior to the date of this Circular, a director, executive officer, employee or any former director, executive officer or employee of the Corporation or a subsidiary thereof, and furthermore, no person who is a nominee for election as a director of the Corporation, and no associate of such persons is, or was as of the Record Date, indebted to the Corporation or a subsidiary of the Corporation or indebted to any other entity where such indebtedness is subject to a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or a subsidiary of the Corporation.

MANAGEMENT CONTRACTS

None of the management functions of the Corporation or any of its subsidiaries are to any substantial degree performed other than by the Directors or executive officers of the Corporation or its subsidiaries.

RESTRICTED SECURITIES

No action to be taken as set out herein involves a transaction that would have the effect of converting or subdividing, in whole or in part, existing securities into restricted securities or creating new restricted securities.

DIRECTOR AND OFFICER LIABILITY INSURANCE

The Corporation has liability insurance coverage through its parent corporation, Neptune. Neptune has subscribed to liability insurance for its Directors and officers covering their liability which may be incurred in connection with their functions, subject to the relevant provisions of the Business Corporations Act (Québec). The total insurance coverage is of $20,000,000 per insurable period. All claims are subject to up to $250,000 deductible per event for the Directors and officers as a whole. The premium paid by the Corporation for the current year of coverage is of approximately $145,000.

AUDIT COMMITTEE INFORMATION

The Audit Committee is responsible for assisting the Board of Directors in fulfilling its oversight responsibilities with respect to financial reporting, including (i) reviewing the Corporation’s procedures for internal control with the Corporation’s auditor and management performing financial functions; (ii) reviewing and approving the engagement of the auditor; (iii) reviewing annual and quarterly financial statements and all other material continuous disclosure documents, including the Corporation’s annual information form and management’s discussion and analysis; (iv) assessing the Corporation’s financial and accounting personnel; (v) assessing the Corporation’s accounting policies; (vi) reviewing the Corporation’s risk management procedures; and (vii) reviewing any significant transactions outside the Corporation’s ordinary course of business and any pending litigation involving the Corporation.

The Audit Committee has direct communication channels with Acasti’s management performing financial functions and the external auditor of Acasti to discuss and review such issues as the Audit Committee may deem appropriate.

The Audit Committee is comprised of Mr. Valier Boivin, who acts as Chair and Messrs. Pierre Fitzgibbon and Jerald J. Wenker. Each of these individuals is “financially literate” and “independent” within the meaning of NI 52-110. For more information on the expertise and experience of each member, please refer to the “Report on the Audit Committee” section of the Corporation’s annual information form.

CORPORATE GOVERNANCE

BOARD OF DIRECTORS

Director Independence

The Board of Directors believes that, in order to maximize effectiveness, the Board of Directors must be able to operate independently A majority of Directors must satisfy the applicable tests of independence, such that the Board of Directors complies with all independence requirements under applicable corporate and securities laws and stock exchange requirements applicable to the Corporation. No Director will be independent unless the Board of Directors has affirmatively determined that the Director has no material relationship with the Corporation or any of its affiliates, either directly or indirectly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation or its Affiliates. Such determinations will be made on an annual basis and, if a Director joins the Board of Directors between annual meetings, at such time.

Independent Directors

The Board of Directors considers that Mr. Wenker, Dr. Denis, Mr. Boivin, Mr. Fitzgibbon, Mr. Montgomery and Dr. Tuckson are “independent” within the meaning of NI 52-110.

Directors who are not independent

The Board of Directors considers that Dr. Harlan Waksal is not “independent” within the meaning of NI 52-11 given that he was an executive officer and employee of Acasti until his resignation in that capacity on October 14, 2014.

Majority of Directors will be independent

As of the date of this Circular, the Board of Directors considers that currently six of its seven members of the Board of Directors are independent within the meaning of NI 52-110, as it applies to the Board of Directors. Upon the election of the proposed Directors, four of the six members of the Board for the ensuing year will be independent within the meaning of NI 52-110, as it applies to the Board of Directors, and a majority of the Directors will therefore be independent.

Upon the election of the proposed Directors, only Mr. Jim Hamilton will serve on the Board of Directors of Neptune.

Independent Directors hold regularly scheduled closed meetings

During the last completed financial year ended February 28, 2015, the independent Directors held at least three (3) scheduled meetings at which non-independent Directors and members of management were not in attendance.

Attendance record of Directors for Board meetings

During the financial year ended February 28, 2015, the Board of Directors held 8 meetings. Attendance of Directors at the meetings is indicated in the table below:

Board Members	Meeting Attendance in Person	Telephone Meeting Attendance	Total Attendance
Jerald Wenker	5/7	2/7	7/7
Ronald Denis	5/8	1/8	6/8
Valier Boivin	7/8	1/8	8/8
Pierre Fitzgibbon	5/5	1/5	5/5
Harlan Waksal	6/8	1/8	7/8
Reed Tuckson	2/8	6/8	8/8
Adrian Montgomery	3/5	-	3/5

Chairman of the Board

Mr. Jerald Wenker, an independent director, acts as Chairman of the Board. His duties and responsibilities consist in the oversight of the quality and integrity of the Board of Directors’ practices.

BOARD MANDATE

How the Board delineates its role and responsibilities

There is no specific mandate for the Board of Directors, since the Board has plenary power. Any responsibility that is not delegated to senior management or a committee of the Board remains with the full Board of Directors.

POSITION DESCRIPTIONS

How the Board delineates the role and responsibilities of the chair and the chair of each Board committee

No written position description has been developed for the chair of the Board of Directors and for the chairs of each committee. The primary role and responsibility of the chair of each committee of the Board of Directors is to: (i) in general, ensure that the committee fulfills its mandate, as determined by the Board of Directors; (ii) chair meetings of the committee; (iii) report thereon to the Board to the Board of Directors; and (iv) act as liaison between the committee and the Board of Directors and, if necessary, management of the Corporation.

How the Board delineates the role and responsibilities of the CEO

The Board of Directors has not developed a written position description for the Chief Executive Officer. The Chief Executive Officer’s objectives are discussed and decided during a Board of Directors meeting following the Chief Executive Officer’s presentation of the Corporation’s annual plan. These objectives include a general mandate to maximize Shareholder value. The Board of Directors approves the Chief Executive Officer’s objectives for the Corporation on an annual basis.

ORIENTATION AND CONTINUING EDUCATION

Measures the Board takes to orient new Directors

The Corporation provides orientation for new appointees to the Board of Directors and committees in the form of informal meetings with members of the Board and senior management, complemented by presentations on the main areas of the Corporation’s business.

Measures the Board takes to ensure that its Directors maintain the skill and knowledge necessary to meet their obligations as Directors

The Board does not formally provide continuing education to its Directors. The Directors are experienced members. The Board of Directors relies on professional assistance when judged necessary in order to be educated/updated on a particular topic.

ETHICAL BUSINESS CONDUCT

Code of Business Conduct and Ethics

The Board of Directors adopted a Code of Business Conduct and Ethics (the “Code of Conduct”) for its Directors, officers and employees on May 31, 2007, as amended from time to time, which can be found on SEDAR at www.sedar.com and on the Corporation’s web site on www.acastipharma.com. A copy of the Code of Conduct can also be obtained by contacting the Secretary of the Corporation. Since its adoption by the Board of Directors, any breach of the Code of Ethics must be brought to the attention of the Board of Directors by the Chief Executive Officer or other senior executive of the Corporation. No material change report has ever been filed which pertains to any conduct of a Director or executive officer that constitutes a departure from the Code of Conduct.

The Board of Directors also adopted an Insider Trading Program for its Directors, officers and employees and adopted recently a majority voting policy for the election of its proposed Director candidates at the Corporation’s annual Shareholder meeting.

Steps the Board takes to ensure Directors exercise independent judgement

Since the adoption of the Code of Business Conduct and Ethics and the following policies, the Board of Directors actively monitors compliance with the Code of Ethics and Conduct and promotes a business environment where employees are encouraged to report malfeasance, irregularities and other concerns. The Code of Ethics and Conduct provides for specific procedures for reporting non-compliant practices in a manner which, in the opinion of the Board of Directors, encourages and promotes a culture of ethical business conduct.

In addition, under the Civil Code of Québec, to which the Corporation is subject as a legal person incorporated under the Business Corporations Act (Québec) (L.R.Q., c. S-31), a Director of the Corporation must immediately disclose to the Board of Corporation any situation that may place him in a conflict of interest. Any such declaration of interest is recorded in the minutes of proceeding of the Board of Directors of the Corporation. The Director abstains, except if required, from the discussion and voting on the question. In addition, it is the policy of the Corporation that an interested Director recuse himself or herself from the decision-making process pertaining to a contract or transaction in which he or she has an interest.

NOMINATION OF DIRECTORS

The Board of Directors receives recommendations from the Human Resources and Governance Committee, but retains responsibility for managing its own affairs by, among other things, giving its approval for the composition of the Board of Directors and size, and the selection of candidates nominated for election to the Board. The Human Resources and Governance Committee shall initially evaluate candidates for nomination for election as Directors, having regard to the background, employment and qualifications of possible candidates.

The selection of the nominees for the Board of Directors is made by the other members of the Board, based on the needs of the Corporation and the qualities required to sit on the Board of Directors, including ethical character, integrity and maturity of judgment of the candidates; the level of experience of the candidates, their ideas regarding the material aspects of the business of the Corporation, the expertise of the candidates in fields relevant to the Corporation while complementing the training and experience of the other members of the Board of Directors; the will and ability of the candidates to devote the necessary time to their duties, the Board of Directors and its committees, the will of the candidates to serve the Board of Directors for numerous consecutive financial periods and finally, the will of the candidates to refrain from engaging in activities which conflict with the responsibilities and duties of a Director of the Corporation and its Shareholders. The Corporation researches the training and qualifications of potential new Directors which seem to correspond to the selection criteria of the Board of Directors and, depending on the results of said research, organizes meetings with the potential candidates.

In the case of incumbent Directors whose terms of office are set to expire, the Corporation will review such Directors’ overall service to the Corporation during their term of office, including the number of meetings attended, level of participation, quality of performance and any transactions of such Directors with the Corporation during their term of office.

The Corporation may use various sources in order to identify the candidates for the Board of Directors, including its own contacts and the references of other Directors, officers, advisors of the Corporation and executive placement agencies. The Corporation will consider Director candidates recommended by Shareholders and will evaluate such Director candidates in the same manner in which it evaluates candidates recommended by other sources. In making recommendations for Director nominees for the annual meeting of Shareholders, the Corporation will consider any written recommendations of Director candidates by Shareholders received by the Corporate Secretary of the Corporation not later than 120 days before the anniversary of the previous year’s annual meeting of Shareholders. Recommendations must include the candidate’s name, contact information and a statement of the candidate’s background and qualifications, and must be mailed to the Corporation.

Following the selection of the candidates by the Board of Directors, the Corporation will propose a list of candidates to the Shareholders, for the annual meeting of the Corporation.

The Board of Directors does not have a nominating committee and has not adopted any formal written Director service limits.

COMPENSATION

The Human Resources and Governance Committee has the responsibility of evaluating the compensation, performance incentives as well as the benefits granted to the Corporation’s upper management in accordance with their responsibilities and performance as well as to recommend the necessary adjustments to the Board of Directors of the Corporation. This committee also reviews the amount and method of compensation granted to the Directors. The Human Resources and Governance Committee may mandate an external firm in order to assist it during the execution of its mandate. The Human Resources and Governance Committee considers time commitment, comparative fees and responsibilities in determining compensation. With respect to the compensation of the Corporation’s officers, see “Report on Executive Compensation” above.

The Human Resources and Governance Committee is only composed of independent members within the meaning of NI 52-110, namely Jerald Wenker, Ronald Denis, Pierre Fitzgibbon, Adrian Montgomery and Reed Tuckson.

OTHER BOARD COMMITTEES

Other than the Audit Committee, the Corporation also has a Human Resources and Governance Committee. The mandate of the Human Resources and Governance Committee consists of the evaluation of the proposed nominations of senior executives and Director candidates to the Corporation’s Board of Directors, recommending for Board approval, if appropriate, revisions to our corporate governance practices and procedures, developing new charters for any new committees established by the Board of Directors, monitoring relationships and communication between management and the Board of Directors, monitoring emerging best practices in corporate governance and oversight of governance matters and assessing the Board of Directors, its committees and Directors. The Human Resources and Governance Committee is also in charge of establishing the procedure which must be followed by the Corporation in order for it to comply with the guidelines of the TSXV regarding corporate governance.

ASSESSMENTS

The Board of Directors, its committees and each Director of the Corporation are subject to regular evaluations of their efficacy and contribution. The evaluation procedure consists in identifying any shortcomings and implementing adjustments proposed by Directors at the beginning and during meetings of the Board of Directors and of each of its committees. Among other things, these adjustments deal with the level of preparation of Directors, management and consultants employed by the Corporation, the relevance and sufficiency of the documentation provided to Directors and the time allowed to Directors for discussion and debate of items on the agenda.

DIRECTOR TERM LIMITS

The Board has actively considered the issue of term limits for Directors and will continue to do so. At this time, the Board does not believe that it is in the best interests of the Corporation to establish a limit on the number of times a Director may stand for election. While such a limit could help create an environment where fresh ideas and viewpoints are available to the Board, a director term limit could also disadvantage the Corporation through the loss of the beneficial contribution of Directors who have developed increasing knowledge of, and insight into, the Corporation and its operations, over a period of time. As the Corporation operates in a unique industry, it is difficult to find qualified Directors with the appropriate background and experience and the introduction of a director term limit would impose further difficulty.

POLICIES REGARDING THE REPRESENTATION OF WOMEN ON THE BOARD AND AMONGST EXECUTIVE OFFICERS

The Corporation has not adopted a formal written policy regarding diversity amongst executive officers and members of the Board of Directors, including mechanisms for Board renewal, in connection with, among other things, the identification and nomination of women Directors. Nevertheless, the Corporation recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women with appropriate and relevant skills and experience can play in contributing to the diversity of perspective on the Board of Directors.

Rather than considering the level of representation of women for directorship and executive officer positions when making Board or executive officer appointments, Acasti considers all candidates based on their merit and qualifications relevant to the specific role. While Acasti recognizes the benefits of diversity at all levels within its organization, it does not currently have any targets, rules or formal policies that specifically require the identification, consideration, nomination or appointment of candidates for directorship or executive management positions or that would otherwise force the composition of the Corporation’s Board of Directors and executive management team. Currently, Neptune does not have any women who are executive officers or Directors.

ADDITIONAL INFORMATION

Additional financial and other information relating to the Corporation is included in its audited annual and unaudited quarterly financial statements, annual and quarterly management discussion and analysis, annual information form and other continuous disclosure documents, which are available on SEDAR at www.sedar.com.

In addition, copies of the Corporation’s annual report, financial statements and Circular, all as filed on SEDAR, may be obtained from the Secretary of the Corporation upon request. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a Shareholder.

AUTHORIZATION

The Board has approved the contents and the mailing of this Circular.

DATED at Laval, Québec, as at June 15, 2015

By order of the Board of Directors of the Corporation

/s/ Jerald J. Wenker
_____________________________________
Mr. Jerald J. Wenker
Chairman of the Board

SCHEDULE “A”

BY-LAW NO. 2015-1

A by-law relating generally to the transaction of the business and affairs of

ACASTI PHARMA INC.

(the “Corporation”)

BE IT ENACTED as a by-law of the Corporation as follows:

1 - DEFINITIONS

1.1	Definitions

In this By-law, and all other By-laws of the Corporation, unless the context indicates otherwise:

a)	“Act” means the Business Corporations Act (Québec), or any statute which may be substituted therefor, including the regulations made thereunder as amended from time to time;

b)	“Articles” shall mean the articles of the Corporation and includes any amendments thereto;

c)	“Board” means the board of directors of the Corporation;

d)
“By-laws” means the administrative By-laws of the Corporation, as well as all other administrative by-laws of the Corporation in force from time to time, including those referred to in section 726 of the Act, and any amendments which may be made to such By-laws from time to time;

e)	“Director” means a member of the Board;

f)
“Person” includes an individual, a sole proprietorship, a partnership, an association, a labour organization, an organization, a trust, a body corporate and all individuals acting as a trustee, executor, curator or as any other legal representative;

g)	“Reporting Issuer” means a reporting issuer as defined in the Act; and

h)	“Shareholders Meeting” means an annual shareholders meeting or a special meeting of shareholders.

1.2	Interpretation

a)	words importing the singular number also include the plural and vice-versa; words importing the masculine gender include the feminine and vice-versa;

b)	the headings used in this By-law are for ease of reference only and do not form part of it;

c)	all words used in this By-law and defined in the Act shall have the meanings given to such words in the Act or in the related parts thereof;

d)
this By-law is adopted pursuant to the Act, and is subject to, and must be read in conjunction with the Act. In the event of an inconsistency between a provision of this By-law and a provision of the Act, the latter shall prevail; and

e)	the text of this By-law is adopted in the English language and is also available in French. In the event an inconsistency between the two, the English version shall prevail.

1.3	Execution in Counterpart, by Facsimile and by Electronic Signature

Subject to the Act, any notice, resolution, requisition, statement or other document required or permitted to be executed for the purposes of the Act, may be signed by way of electronic signature, by way of a facsimile signature or by way of signing several similar documents by one or more Persons, and those documents, when duly signed by all Persons required or permitted to sign, as appropriate, shall constitute a single document for the purposes of the Act.

2 - GENERAL BUSINESS

2.1	Head Office

The head office of the Corporation must be permanently located in Québec. The Corporation may relocate its head office in accordance with the Act.

2.2	Establishment

In addition to its head office, the Corporation may establish and maintain other establishments, offices, places of business and branches both within and outside Québec, as the Board may determine from time to time.

2.3	Seal

The Corporation may have a seal, which shall be adopted and may be changed by the Board. The absence of a seal on a document of the Corporation does not render the document invalid.

2.4	Fiscal Year

The fiscal year end of the Corporation shall end on the last day of February or be as determined from time to time by the Board.

2.5	Execution of Instruments

Deeds, transfers, assignments, contracts, obligations, certificates and other instruments shall be signed on behalf of the Corporation by any Director or officer of the Corporation.  In addition, the Board may from time to time direct the manner in which, and the Person or Persons by whom, any particular instrument or class of instruments may or shall be signed.

Notwithstanding the foregoing, the secretary or any other officer or any Director may sign certificates and similar instruments (other than share certificates) on the Corporation’s behalf with respect to any factual matters relating to the Corporation’s business and affairs, including certificates verifying copies of the Articles, By-laws, resolutions and minutes of meetings of the Corporation.

2.6	Banking Arrangements

The banking business of the Corporation, or any part or division of the Corporation, shall be transacted with such bank, trust company or other firm or body corporate as the Board may designate, appoint or authorize from time to time and all such banking business, or any part thereof, shall be transacted on the Corporation’s behalf by such one or more officers or other Persons as the Board may designate, direct or authorize from time to time and to the extent thereby provided.

2.7	Voting Rights in Other Bodies Corporate

Except as otherwise provided by the Board, any Director or officer has the full power to represent the Corporation, and more particularly to vote all of the shares or other securities carrying voting rights of any other entity held from time to time by the Corporation, at any and all meetings of shareholders, bondholders, debentureholders or holders of other securities (as the case may be) of such other entity and exercise all other rights attached to the said shares or securities as if he were the owner thereof. The Board may, from time to time, appoint any other Person for the same purpose.

3 - DIRECTORS

3.1	Duties and Powers

The Board exercises all the powers necessary to manage, or supervise the management of the business and affairs of the Corporation. Subject to the Act, the Board shall exercise its powers by or pursuant to a resolution passed at a meeting of the Board at which a quorum is present or approved in writing by all Directors in office.

Without limiting the foregoing, the Board may, on behalf of the Corporation:

a)	borrow money;

b)	issue, reissue, sell or hypothecate its debt obligations;

c)	enter into a suretyship to secure performance of an obligation of any Person; and

d)	hypothecate all or any of its property, owned or subsequently acquired, to secure any obligation.

3.2	Delegation

Subject to the Act, the Articles and any By-laws, the Board may from time to time delegate to a Director, a committee of the Board or an officer or such other person or persons so designated by the Board all or any of the powers conferred on the Board by the Act to such extent and in such manner as the Board shall determine at the time of each such delegation.

3.3	Qualifications of Directors

Any natural person may be a Director of the Corporation unless such a person is less than eighteen (18) years of age, is under guardianship or curatorship, is of unsound mind and has been so found by a court in Canada or elsewhere, is a person for whom the court prohibits the exercise of this function, or has the status of bankrupt. A Director is not required to hold shares of the Corporation.

3.4	Number of Directors

The Board of Directors of the Corporation shall be made up of a minimum and a maximum number of Directors as indicated in the Articles of the Corporation as amended from time to time. The exact number of Directors shall be established from time to time by resolution of the Board.

3.5	Quorum

A majority of the Directors in office constitutes a quorum at any meeting of the Board. In the absence of a quorum within the first fifteen (15) minutes following the start of the meeting, the Directors may only deliberate on the meeting’s adjournment. A quorum of Directors may exercise all the powers of the Board despite any vacancy on the Board.

3.6	Election and Term

Directors shall be elected by the shareholders at each subsequent annual meeting at which an election of Directors is required, by an ordinary resolution adopted by a majority of the votes cast by shareholders able to vote on such resolution, and shall hold office until the next annual Shareholders Meeting or, if elected for an expressly stated term, for a term expiring no later than three (3) years following the election. The election need not be by ballot unless a ballot is demanded by any shareholder or required by the chairperson in accordance with section 7.19. If an election of Directors is not held at an annual Shareholders Meeting at which such election is required, the incumbent Directors shall continue in office until their resignation, replacement or removal.

If shareholders holding a certain class or series of shares have an exclusive right to elect one or more Directors, such number of Directors shall be elected by the majority of votes cast by the holders of such class or series of shares.

To the extent permitted by the Act and the Articles, the Directors may appoint one or more additional Directors to hold office for a term expiring not later than the close of the next annual Shareholders Meeting.

3.7	Removal of Directors

Subject to the Act, the shareholders may, by ordinary resolution passed by a majority of votes cast at a special Shareholders Meeting duly called for that purpose, remove any Director or Directors. If holders of any class or series of shares have an exclusive right to elect one or more Directors, a Director so elected may only be removed by ordinary resolution of such holders.

A Director whose removal is to be proposed at a Shareholders Meeting must be informed of the time and place of the meeting within the same delays as those prescribed for the calling of such meeting. Such Director may attend the meeting and be heard or, if not in attendance, may explain, in a written statement read by the person presiding over the meeting or made available to the shareholders before or at the meeting, why he opposes the resolution proposing his removal.

Any vacancy created by the removal of a Director may be filled by a resolution of the shareholders at the Shareholders Meeting at which the Director is removed or, if it is not, at a subsequent meeting of the Board. If the holders of any class or series of shares have an exclusive right to elect one or more Directors and a vacancy occurs among these Directors, the vacancy may be filled by the holders of that class or series of shares by ordinary resolution at the Shareholders Meeting at which the Director is removed or, if it is not, by the remaining Directors elected by the holders of that class or series of shares, if there are such remaining Directors.

3.8	Cessation of Office

A Director ceases to hold office when he dies, resigns, is removed, becomes disqualified from holding office or otherwise no longer meets the requirements to hold office as specified by the Act.

3.9	Resignation

A Director may resign from office by delivering or sending a written notice to the Corporation and such resignation becomes effective at the time the Director’s written resignation is received by the Corporation or at the time specified in the notice, whichever is later.

3.10	Vacancies

Subject to the Act or to the Articles, a quorum of Directors may fill a vacancy on the Board.

If there is no quorum of Directors, or if there has been a failure to elect the number or minimum number of Directors required by the Articles, the Directors then in office must without delay call a special Shareholders Meeting to fill the vacancies on the Board. If the Directors refuse or fail to call a meeting or if there are no Directors then in office, the meeting may be called by any shareholder.

A Director appointed or elected to fill a vacancy holds office for the unexpired term of his predecessor and remains in office until his successor is elected or nominated.

3.11	Meetings by Telephone, Electronic or other Communication Facility

A Director may participate in a meeting of the Board or of a committee of the Board by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. A Director who participates in such meeting by such means is deemed to be present at that meeting.

3.12	Attendance

In addition to the Directors having to attend meetings of the Board, other Persons may also attend as needed, with the authorization of the chairperson of the meeting or the majority of the Directors present at that meeting.

3.13	Place of Meetings

Meetings of the Board are held at the registered office of the Corporation or at any other place within or outside of Québec.

3.14	Calling of Meetings

Meetings of the Board shall be held from time to time at such place, on such day and at such time as the Board, the chairperson of the Board, the president, the secretary or any two Directors may determine. Meetings are called by the chairperson of the Board, the president or two Directors or by the secretary upon being asked to call such a meeting by the chairperson of the Board, the president or two Directors.

3.15	Notice of Meetings

The notice stating the time and place of the meeting and specifying any matter to be dealt with relating to powers which the Board may not delegate, shall be given to each Director at least forty-eight (48) hours before the meeting is to occur. In the event of an emergency, such time limit shall be shortened to twenty-four (24) hours. This notice does not have to be given in writing.

Any Director may waive a notice of a meeting of the Board. Attendance of a Director at a meeting of the Board constitutes a waiver of notice of such meeting unless the Director attends such meeting for the sole purpose of objecting to the holding of the meeting on the grounds that it was not duly called.

3.16	First Meeting of New Board

Provided a quorum of Directors is present, each newly elected Board may without notice hold its first meeting following the Shareholders Meeting at which such Board is elected.

3.17	Adjourned Meeting

Whether or not there is quorum, any meeting of the Board may be adjourned from time to time by a vote of a majority of the Directors who are present and subsequently resumed without the requirement that a new notice be given, if the time and place of the adjourned meeting is announced at the same time as the adjournment.
At the adjourned meeting, the Board may validly transact business in accordance with the terms established at the time of the adjournment provided that there is a quorum. The Directors who constituted a quorum at the original meeting do not have to constitute the quorum at the adjourned meeting. If there is no quorum at the adjourned meeting, the meeting is deemed to have ended immediately after the adjournment.

3.18	Votes to Govern

Subject to the Act, at all meetings of the Board, any question shall be decided by a majority of the votes cast on the question and, in the case of an equality of votes, the chairperson of the meeting shall not be entitled to a second or casting vote.  Any question at a meeting of the Board shall be decided by a show of hands unless a ballot is required or demanded.

3.19	Dissent

A Director who is present at a meeting of the Board or a committee of the Board is deemed to have consented to any resolution passed at the meeting unless:

a)	the Director's dissent has been entered in the minutes;

b)	the Director sends a written dissent to the secretary of the meeting before the meeting is adjourned; or

c)
the Director delivers a written dissent to the chairperson of the Board, sends it to the chairperson by any means providing proof of the date of receipt or delivers it to the head office of the Corporation immediately after the meeting is adjourned.

A Director is not entitled to dissent after voting for or consenting to a resolution.

A Director who was not present at a meeting at which a resolution was passed is deemed to have consented to the resolution unless he delivers a written dissent to the chairperson of the Board, sends it to the chairperson of the Board by any means providing proof of the date of receipt or delivers it to the head office of the Corporation within seven (7) days after becoming aware of the resolution.

3.20	Resolution in Writing

A resolution in writing, signed by all the Directors entitled to vote thereon is as valid as if it had been passed at a meeting of the Board or, as the case may be, of a committee of the Board. A copy of the resolution must be kept with the minutes of the meetings and the resolutions of the Board and its committees.

3.21	Chairperson and Secretary

The chairperson of the Board or, in the chairperson’s absence, the president or, in the president’s absence, a vice-president, shall be chairperson of any meeting of the Board.  If none of these officers are present, the Directors present shall choose one of their number to be chairperson.  The secretary of the Corporation shall act as secretary at any meeting of the Board and, if the secretary of the Corporation is absent, the chairperson of the meeting shall appoint a Person, who need not be a Director, to act as secretary of the meeting.

3.22	Remuneration and Expenses

The Directors shall be paid such remuneration for their services as Directors as the Board may from time to time authorize. In addition, the Board may authorize, by resolution, a special remuneration to a Director who executes specific or additional duties on behalf of the Corporation. The Directors shall also be entitled to be paid in respect of travelling and other expenses properly incurred by them in attending meetings of the Board or any committee thereof or in otherwise serving the Corporation. Nothing herein contained shall preclude any Director from serving the Corporation in any other capacity and receiving remuneration therefor.

3.23	Duty of Loyalty and Conflict of Interest

Subject to the Act, the Directors are bound by the same obligations as are imposed by the Civil Code of Québec (Québec) on any Director of a legal person. Consequently, in the exercise of their functions, the Directors are duty-bound toward the Corporation to act with prudence and diligence, honesty and loyalty and in the interest of the Corporation.

In particular, but without limiting the generality of the foregoing:

a)
a Director may not mingle the property of the Corporation with his own property nor may he use for his own profit or that of a third Person any property of the Corporation or any information he obtains by reason of his duties, unless he is expressly authorized to do so by the shareholders of the Corporation;

b)
unless he has obtained the express consent of the Board, a Director must keep confidential the deliberations of the Board, any internal document and any other information to which he has access in the performance of his duties which is not publicly known and which has not been publicly disclosed by the Corporation;

c)	a Director shall avoid placing himself in any situation where his personal interests would be in conflict with his obligations as a Director of the Corporation; and

d)
a Director must disclose to the Corporation any interest he has in a business or association that may place him in a situation of conflict of interest and of any right he may set up against it, indicating their nature and value, where applicable.

3.24	Contracts or Transactions - Disclosure of Interest

A Director must disclose the nature and value of any interest he has in a contract or transaction to which the Corporation is a party. “Interest” means any financial stake in a contract or transaction that may reasonably be considered likely to influence decision-making. Furthermore, a proposed contract or a proposed transaction, including related negotiations, is considered a contract or transaction.

A Director must also disclose any contract or transaction to which the Corporation and any of the following are a party:

a)	an associate of the Director or officer;

b)	a group of which the Director or officer is a Director or officer; or

c)	a group in which the Director or officer or an associate of the Director or officer has an interest.

The Director satisfies the requirement if he discloses, in a case specified in subparagraph b) above, the Directorship or office held within the group or, in a case specified in subparagraph c) above, the nature and value of the interest he or his associate has in the group.

Unless it is recorded in the minutes of the first meeting of the Board at which the contract or transaction is discussed, the disclosure of an interest, contract or transaction must be made in writing to the Board as soon as the Director becomes aware of the interest, contract or transaction.

The disclosure must be made even in the case of a contract or transaction that does not require approval by the Board.

3.25	Contracts or Transactions – Votes

No Director may vote on a resolution to approve, amend or terminate a contract or transaction described in section 3.24 or be present during deliberations concerning the approval, amendment or termination of such a contract or transaction, unless the contract or transaction:

a)	relates primarily to the remuneration of the Director or an associate of the Director as a Director of the Corporation or an affiliate of the Corporation;

b)
relates primarily to the remuneration of the Director or an associate of the Director as an officer, employee or mandatary of the Corporation or an affiliate of the Corporation, if the Corporation is not a Reporting Issuer;

c)	is for indemnity or liability insurance; or

d)	is with an affiliate of the Corporation, and the sole interest of the Director is as a Director or officer of the affiliate.

If no quorum exists for the purpose of voting on a resolution to approve a contract or transaction only because a Director is not permitted to be present during deliberations, the other Directors present are deemed to constitute a quorum for the purpose of voting on the resolution.

If all the Directors are required to abstain from voting, the contract or transaction may be approved solely by the shareholders entitled to vote, by ordinary resolution. The disclosure required by section 3.24 must be made to the shareholders in a sufficiently clear manner before the contract or transaction is approved.

4 - COMMITTEES

4.1	Committees of the Board

The Board may, by resolution, create one or more committees comprised of Directors and, subject to the limitations prescribed by the Act, from time to time set the mandate and the number of Directors of any such committee.

4.2	Procedure

Subject to the Act and unless otherwise determined by a resolution of the Board, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chairperson and to regulate its procedure. Each committee must provide the Board with a report concerning its activities if the Board makes such a request. The Board may cancel or modify any decision made by the committee.

5 - OFFICERS

5.1	Appointment of Officers

The Board may appoint any officers and any other mandataries as it deems appropriate and determine their titles, functions, powers, employment conditions and remuneration. An officer may but need not be a Director or a shareholder and any person may hold more than one office. The Board may, in accordance with this By-law and subject to the Act, delegate to such officers powers to manage, or supervise the management of, the business and affairs of the Corporation.

5.2	Agents and Attorneys

The Board shall have the power from time to time to appoint agents or attorneys for the Corporation in or out of the Province of Québec with such powers of management or otherwise (including the power to sub-delegate) as the Board may determine.

5.3	Disclosure of Interest

The officers are mandataries of the Corporation. In this capacity, in the exercise of their functions, the officers are bound, among other things, toward the Corporation to act with prudence and diligence, honesty and loyalty and in the interest of the Corporation.

An officer must disclose the nature and value of any interest he has in a contract or transaction to which the Corporation is a party, in the same way that a Director must disclose such an interest pursuant to section 3.24. In the case of an officer who is not a Director, disclosure must be made as soon as:

a)	the officer becomes an officer;

b)	the officer becomes aware that the contract or transaction is to be discussed or has been discussed at a meeting of the Board; or

c)	the officer or the officer's associate acquires an interest in the contract or transaction, if it was entered into earlier.

The disclosure must be made even in the case of a contract or transaction that does not require approval by the Board.

5.4	End of Mandate

An officer may resign at any time. The resignation of an officer takes effect on the date the Corporation receives the written notice he gives or on the later date indicated therein.

The Board may, at its own discretion, remove an officer of the Corporation at all times and the reason for the removal is not required to be given.

6 - PROTECTION OF DIRECTORS AND OFFICERS

6.1	Indemnity of Directors and Officers

Subject to the following, the Corporation must indemnify a Director or officer of the Corporation, a former Director or officer of the Corporation, a mandatary, any other person who acts or acted at the Corporation's request as a Director or officer of another group, as well as their heirs, legatees, liquidators, assignees, authorized representatives or beneficiaries, against all costs, charges and expenses reasonably incurred in the exercise of their functions, including an amount paid to settle an action or satisfy a judgment, or arising from any investigative or other proceeding in which the person is involved if:

a)
the person acted with honesty and loyalty in the interest of the Corporation or, as the case may be, in the interest of the other group for which the person acted as Director or officer or in a similar capacity at the Corporation's request; and

b)	in the case of a proceeding that is enforced by a monetary penalty, the person had reasonable grounds for believing that his conduct was lawful.

The Corporation must also advance moneys to such a person for the costs, charges and expenses of a proceeding referred to in the above paragraph.

However, in the event that a court or any other competent authority judges that the conditions set out in subparagraphs a) and b) above are not fulfilled or that the person committed an intentional or gross fault, the Corporation may not indemnify the person and the person must repay to the Corporation any moneys advanced.

The Corporation may, with the approval of the court, in respect of an action by or on behalf of the Corporation or other group referred to above, against a person referred to above, advance the necessary monies to the person or indemnify the person against all costs, charges and expenses reasonably incurred by the person in connection with the action, if the person fulfills the conditions set out above.

The provisions of this section 6.1 shall not, to the extent permitted by law, operate to affect or otherwise restrict the scope of any indemnification contractually agreed by or in favour of the Corporation or otherwise applicable under previous provisions of the law or any by-law of the Corporation of which a Director or an officer may avail himself.

6.2	Insurance

The Corporation may purchase and maintain insurance for the benefit of its Directors, officers and other mandataries against any liability they may incur as such or in their capacity as Directors, officers or mandataries of another group, if they act or acted in that capacity at the Corporation's request.

7 - MEETINGS OF SHAREHOLDERS

7.1	General Business

The Corporation must hold an annual shareholders meeting; if necessary, the Corporation may also hold one or more special shareholder meetings.

7.2	Annual Meetings

An annual Shareholders Meeting of shareholders entitled to vote at such a meeting must be held not later than fifteen (15) months after the last preceding annual Shareholders Meeting, for the purpose of:

a)	considering the financial statements of the Corporation for the fiscal year ending within six (6) months preceding the date of such meeting and the auditor’s report thereon, if any;

b)	considering any other financial information presentation of which is required by the Articles or the By-laws;

c)	electing Directors;

d)	appointing the auditor; and

e)	deliberating with respect to all other matters which may be presented at the meeting.

The Board calls the annual Shareholders Meeting. Otherwise, the meeting may be called by the shareholders in accordance with the Act or with section 7.3 below.

7.3	Special Meetings

The Board may at any time call a special Shareholders Meeting.

The holders of not less than ten percent (10%) of the issued shares that carry the right to vote at a Shareholders Meeting sought to be held may requisition the Board to call a Shareholders Meeting for the purposes stated in the requisition.

The requisition, signed by at least one shareholder, must state the business to be transacted at the meeting and must be sent to each Director and to the head office of the Corporation.

On receiving the requisition, the Board calls a Shareholders Meeting to transact the business stated in the requisition. If the Board does not within twenty-one (21) days after receiving the requisition call a meeting, any shareholder who signed the requisition may call the meeting.

Unless the shareholders otherwise resolve at a meeting called by shareholders, the Corporation must reimburse the shareholders for the expenses reasonably incurred by them in requisitioning, calling and holding the meeting.

7.4	Place of Meetings

Subject to the Articles, Shareholders Meetings must be held in Québec at the place determined by the Board. If the Articles so allow, or in the absence of such a provision, if all the shareholders entitled to vote at the meeting agree, the meeting may be held at a place outside of Québec.

7.5	Participation in Meetings by Electronic Means

A meeting may be held solely by means of equipment enabling all participants to communicate directly with one another.

In addition, any Person entitled to attend a Shareholders Meeting may participate in the meeting by means of any equipment enabling all participants to communicate directly with one another. A Person participating in a meeting by such means is deemed present at the meeting.

Any shareholder participating in a Shareholders Meeting by means of equipment enabling all participants to communicate directly with one another may vote by any means enabling votes to be cast in a way that allows them to be verified afterwards and protects the secrecy of the vote when a secret ballot has been requested.

7.6	Notice of Meetings

A notice of a Shareholders Meeting specifying the time and place of the meeting, as well as the business to be transacted, must be sent, in writing and by any means providing proof of the date of receipt, to each Person entitled to vote at the meeting not less than twenty-one (21) days and not more than sixty (60) days before the meeting. It must also specify the time before which the Corporation must receive the proxies of the shareholders who wish to be represented at the Shareholders Meeting, which time must not exceed forty-eight (48) hours preceding the Shareholders Meeting or the resumption of a Shareholders Meeting after an adjournment, excluding Saturdays and holidays.

Notice of a Shareholders Meeting at which special business is to be transacted shall state the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment thereon, and contain the text of any special resolution to be submitted to the meeting. All business transacted at a special Shareholders Meeting and all business transacted at an annual Shareholders Meeting, except consideration of the financial statements and auditor’s report, the appointment of the auditor and the election of Directors, is deemed to be special business.

If a Director or a shareholder entitled to vote at a Shareholders Meeting gives written notice not less than ten (10) days before the meeting to the auditor or a former auditor of the Corporation, the auditor or former auditor attends the meeting at the Corporation's expense and answers any question relating to their duties as auditor.

Irregularities in the notice of the Shareholders Meeting or in its sending will not affect the validity of the Shareholders Meeting. Similarly, the unintentional failure to send a notice of Shareholders Meeting to a person entitled to it, or the failure to receive it by a person entitled to the notice, does not invalidate the resolutions passed at such meeting.

7.7	Waiver of Notice

A shareholder or Director may waive notice of a Shareholder Meeting; the waiver may be given either before or after the meeting. Their attendance at the meeting is a waiver of notice of the meeting unless they attend the meeting for the sole purpose of objecting to the holding of the meeting on the grounds that it was not lawfully called or held.

7.8	Record Date for Notice

The Board may set, in conformity with applicable securities law requirements, a date prior to the date on which a meeting is to be called or held as the record date for the purpose of determining shareholders entitled to receive notice of or to vote at the meeting, and only those registered shareholders registered on the date so set shall be so entitled, notwithstanding any transfer of shares in the registers of the Corporation between the record date and the date on which the meeting is called or held. The record date must be not less than twenty-one (21) days and not more than sixty (60) days before the meeting.

7.9	Chair and Secretary

The chairperson of the Board or, in the chairperson’s absence, the president or, in the president’s absence, a vice-president shall be chairperson of any Shareholders Meeting.  If none of these officers are present within fifteen (15) minutes after the time appointed for holding the meeting, the Persons present and entitled to vote shall choose a chairperson from amongst themselves.  The secretary of the Corporation shall act as secretary at any Shareholders Meeting or, if the secretary of the Corporation is absent, the chairperson of the meeting shall appoint some person, who need not be a shareholder, to act as secretary of the meeting.  If desired, one or more scrutineers, who need not be shareholders, may be appointed by resolution or by the chairperson with the consent of the meeting in accordance with the procedure set out in section 7.16.

7.10	Procedure

The chairperson of the meeting directs the Shareholders Meeting and ensures its orderly conduct. His decisions, including those relating to the validity of proxies, are final and binding on all the shareholders.

7.11	Persons Entitled to be Present

The only persons entitled to be present at a Shareholders Meeting shall be those entitled to vote thereat, the Directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the Articles or By-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairperson of the meeting or with the consent of the meeting in accordance with the procedure set out in section 7.17.

7.12	Quorum

A quorum of shareholders is present at a Shareholders Meeting, provided that a quorum shall not be less than two persons, if the holders of at least ten percent (10%) of the shares of the Corporation entitled to vote at the meeting are present in person or represented by proxy.  A quorum need not be present throughout the meeting provided a quorum is present at the opening of the meeting.

7.13	Right to Vote

Subject to a record date established in accordance with section 7.8, at a Shareholders Meeting, the shareholders registered on the securities register of the Corporation are entitled to exercise the voting rights attached to the shares in their name.

7.14	Proxies and Representatives

Every shareholder entitled to vote at a Shareholders Meeting may, by means of a proxy, appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, to attend and act at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be signed in writing or by electronic signature by the shareholder or the shareholder’s representative authorized in writing or by electronic signature.

Unless otherwise indicated, a proxy lapses one year after the date it is given. It may be revoked at any time.

A proxyholder has the same rights as the shareholder represented to speak at a Shareholders Meeting in respect of any matter and to vote at the meeting. However, a proxyholder who has conflicting instructions from more than one shareholder may not vote by a show of hands.

7.15	Joint Shareholders

If two or more Persons hold shares jointly, one of those holders present at a Shareholders Meeting may in the absence of the others vote the share, but if two or more of those Persons who are present, in person or by proxy, vote, they shall vote as one on the shares jointly held by them.

7.16	Votes to Govern

Except as otherwise required by the Act and the Articles, all questions proposed for the consideration of shareholders at a Shareholders Meeting shall be determined by a majority of the votes cast by all who are entitled to vote.

7.17	Casting Vote

In case of an equality of votes at any Shareholders Meeting, regardless of the manner of voting, the chairperson of the meeting shall not be entitled to a second or casting vote.

7.18	Show of Hands

Any question at a Shareholders Meeting shall be decided by a show of hands, unless a ballot thereon is demanded by a shareholder entitled to vote at the Shareholders Meeting as hereinafter provided. Every Person who is present and entitled to vote thereon shall have one vote.  Whenever a vote by any means other than by ballot is taken, a declaration by the chairperson of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

7.19	Ballots

On any question proposed for consideration at a Shareholders Meeting, and whether or not a show of hands has been taken thereon, the chairperson may require, or any shareholder or proxyholder entitled to vote at the meeting may demand, a ballot. A ballot so required or demanded shall be taken in such manner as the chairperson shall direct.  A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot.  If a ballot is taken each Person present shall be entitled, in respect of the shares which the Person is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the Articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

7.20	Adjournment

Whether or not there is quorum, the chairperson of the Shareholders Meeting may, with the consent of the shareholders present or represented by proxy and following the procedure set at section 7.16, adjourn any Shareholders Meeting. The chairperson of the Shareholders Meeting may also adjourn a meeting ex officio if he believes it is impossible to conduct it in an orderly manner.

If a Shareholders Meeting is adjourned for less than thirty (30) days, it is not necessary to give notice of the adjourned meeting other than by announcement at the original meeting. If a Shareholders Meeting is adjourned by one or more adjournments for an aggregate of thirty (30) days or more, notice of the adjourned meeting must be given as for an original meeting.

The Shareholders Meeting is validly resumed if it is held on the date and at the time and place announced and if there is quorum. In the absence of quorum at the adjourned meeting, the original meeting is deemed to have terminated immediately after its adjournment.

7.21	Storage of Ballots and Proxies

The Corporation must, for at least three (3) months after a Shareholders Meeting, keep at its head office the ballots cast and the proxies presented at the meeting. Any shareholder or proxyholder who was entitled to vote at the meeting may, without charge, inspect the ballots and proxies kept by the Corporation.

8 - SHARES AND CERTIFICATES

8.1	Issuance of Shares

Subject to any pre-emptive right granted to shareholders, shares may be issued at the times, to the Persons, including Directors and officers, and for the consideration that the Board determines. The Board may, by resolution, accept subscriptions, issue and allot unissued shares from the Corporation’s share capital and grant exchange rights, options or acquisition rights with respect to those shares.

8.2	Payment of Shares

Shares may be issued whether or not they are fully paid. However, shares may only be considered paid if consideration equal to the issue price determined by the Board has been paid to the Corporation.

Consideration for the shares issued by the Corporation is payable in money, or in property or past services determined by the Board to be the fair equivalent of the money consideration, considering all the circumstances.

A promissory note or a promise to pay made by a Person to whom shares are issued, or a Person who does not deal at arm's length, within the meaning of that expression in the Taxation Act (Québec), with a Person to whom shares are issued does not constitute consideration for the shares.

8.3	Unpaid Shares

Unless the terms of payment for shares are determined by contract, the Board may call for payment of all or part of the unpaid amounts on shares subscribed or held by the shareholders, the whole as provided by the Act.

8.4	Securities Register

The securities register of the Corporation must contain the following information with respect to its shares:

a)	the names, in alphabetical order, and the addresses of present and past shareholders;

b)	the number of shares held by each such shareholder;

c)	the date and details of the issue and transfer of each share; and

d)	any amount due on any share.

The register must contain, if applicable, the same information with respect to the Corporation’s debentures, bonds, notes and other securities, with the necessary modifications.

8.5	Register of Transfer

The Corporation shall cause to be kept a register of transfers in which all transfers of securities issued by the Corporation in registered form and the date and other particulars of each transfer shall be set out.

8.6	Registration of Transfer

If an endorsed share certificate in registered form is presented to the Corporation with a request to register a transfer of the certificated share or an instruction is presented to the Corporation with a request to register a transfer of an uncertificated share, the Corporation registers the transfer as requested if:

a)	under the terms of the share, the purchaser is eligible to have the share registered in that Person's name;

b)	the endorsement or instruction is made by the appropriate Person or by that Person's representative;

c)	reasonable assurance is given that the endorsement or instruction is neither forged nor counterfeited and is authorized;

d)	any applicable fiscal law that imposes duties on the Corporation at the time of the transfer has been complied with;

e)	the transfer does not violate any restriction on transfer imposed by the Corporation that is enforceable against the purchaser or imposed by law; and

f)	the transfer is rightful or is to a protected purchaser, pursuant to the Act respecting the transfer of securities and the establishment of security entitlements (Québec).

Shares that are not fully paid but for which no instalment is payable may only be transferred with the authorization of the Board. The Directors must reasonably verify the acquirer's ability to pay for the shares before authorizing the transfer.

A share may not be transferred until all instalments payable up to the time of transfer have been fully paid.

8.7	Registered Ownership

Subject to the Act, the Corporation may treat the registered owner of a share as the Person exclusively entitled to vote, to receive notices, to receive any dividend or other payments in respect thereof and otherwise to exercise all the rights and powers of an owner of a share.

8.8	Share Certificates

A share issued by the Corporation may be a certificated share or an uncertificated share. A certificated share is represented by a paper certificate in registered form, and an uncertificated share is represented by an entry in the securities register in the name of the shareholder.

Unless otherwise provided in the Articles, shares are issued as certificated shares unless the Board determines, by resolution, that the shares of any class or series or certain shares of a class or series are to be issued as uncertificated shares.

The Board may also, by resolution, determine that a certificated share becomes an uncertificated share as soon as the paper certificate is surrendered to the Corporation.

Inversely, the Board may, by resolution, determine that an uncertificated share becomes a certificated share on delivery to the shareholder of a certificate in the shareholder's name, subject to an Act respecting the transfer of securities and the establishment of security entitlements (Québec). The Board must give notice of the resolution to the shareholders of the classes or series of shares concerned.

8.9	Certificated Shares

In the case of certificated shares, the Corporation must issue to the shareholder, without charge, a certificate in registered form.

Share certificates shall be in such form as the Board may from time to time approve in accordance with the requirements of the Act.

Subject to any resolution of the Board providing otherwise, the share certificates of the Corporation must be signed by any of the Directors or officers or by a person acting in their name. The signature may be affixed by an automatic device or electronic process.

In the absence of any evidence to the contrary, the certificate is proof of the shareholder's title to the shares represented by the certificate.

Share certificates need not be under corporate seal.

8.10	Uncertificated Shares

In the case of uncertificated shares, the Corporation must send the shareholder a written notice containing the information required under the Act.

8.11	Replacement of Share Certificates

If the shareholder of a certificated share claims that the certificate has been lost, wrongfully taken or destroyed, the Corporation must issue a new certificate if the shareholder:

a)
so requests before the Corporation has notice that the lost, wrongfully taken or allegedly destroyed certificate has been delivered to a protected purchaser, as such term is defined in the Act respecting the transfer of securities and the establishment of security entitlements (Québec);

b)	provides security sufficient in the Corporation’s judgment to protect the Corporation from any loss that the Corporation may suffer by issuing a new certificate; and

c)	satisfies any other reasonable requirements imposed by the Corporation.

8.12	Joint Shareholders

If two or more Persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such Persons shall be sufficient delivery to all of them.  Any one of such Persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

8.13	Deceased Shareholders

In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make payment of any dividends thereon except upon production of all such documents as may be required by the Act and upon compliance with the reasonable requirements of the Corporation or it transfer agent.

8.14	Delegation

Subject to the limits of the Act, the Board may delegate the powers and duties provided for in this section 8 inter alia, to the corporate secretary of the Corporation or to a transfer agent or any other agent responsible for keeping, in whole or in part, the securities register.

9 - DIVIDENDS AND RIGHTS

9.1	Dividends

Subject to the provisions of the Act and the Articles, the Board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation.  Dividends may be paid, in whole or in part, in money or property or by issuing fully paid shares or options or rights to acquire fully paid shares of the Corporation.

If shares of the Corporation are issued in payment of a dividend, the Corporation may add all or part of the value of those shares to the appropriate issued and paid-up share capital account.

The Corporation may not declare and pay a dividend, except by issuing shares or options or rights to acquire shares, if there are reasonable grounds for believing that the Corporation is, or would after the payment be, unable to pay its liabilities as they become due.

The Corporation may deduct from the dividends payable to a shareholder any amount due to the Corporation by the shareholder, on account of calls for payment or otherwise.

9.2	Dividend Cheques

A dividend payable in cash may be paid by cheque drawn on the Corporation’s banks or by electronic means to the order of each registered holder of shares of the class or series in respect of which it has been declared. Cheques may be sent by prepaid ordinary mail to such registered holder at such holder’s address recorded in the Corporation’s securities register, unless in each case such holder otherwise directs.  In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and, if more than one address is recorded in the Corporation’s securities register in respect of such joint holding, the cheque shall be mailed to the first address so appearing.  The mailing of such cheque, in such manner, unless the cheque is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

9.3	Non-receipt or Loss of Cheques

In the event of non-receipt or loss of any dividend cheque by the Person to whom it is sent, the Corporation shall issue to such Person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt or loss and of title as the Board may from time to time prescribe, whether generally or in any particular case.

9.4	Record Date for Dividends and Rights

The Board may fix, in advance, in accordance with applicable securities law requirements, a record date for the determination of the shareholders entitled to receive dividends.

9.5	Unclaimed Dividends

Any dividend unclaimed after a period of two (2) years from the date on which the dividend has been declared to be payable shall be forfeited and shall revert to the Corporation.

10 - NOTICES

10.1	Method of Giving Notices

Any notice, communication or document (“notice”) to be given or sent pursuant to the Act, the Articles, the By-laws or otherwise to a shareholder, Director, officer or auditor shall be sufficiently given or sent if given or sent by prepaid mail, prepaid transmitted, recorded, or electronic communication capable of providing a written copy of such notice, or delivered Personally to such Person’s latest address as shown on the securities register of the Corporation or, in the case of a Director, if more current, the address as shown in the most recent declaration filed under the Act Respecting the Legal Publicity of Enterprises (Québec). A notice shall be deemed to have been received on the date when it is delivered Personally, or on the fifth (5th) day after mailing, or on the date of dispatch of a transmitted or recorded electronic communication.  The secretary may change or cause to be changed the recorded address of any shareholder, Director, officer or auditor in accordance with any information believed by the secretary to be reliable.

10.2	Notice to Joint Shareholders

Subject to the Securities Act (Québec) and applicable regulations in securities laws, if two or more Persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders but notice to one of such Persons shall be sufficient notice to all of them.

10.3	Undelivered Notices

If any notice given to a shareholder pursuant to section 10.1 is returned on two consecutive occasions because the shareholder cannot be found, the Corporation shall not be required to give any further notice to such shareholder until such shareholder informs the Corporation in writing of the shareholder’s new address.

10.4	Omissions and Errors

The accidental omission to give or send any notice to any shareholder, Director, officer or auditor, or the non-receipt of any notice by any such Person or any error in any notice not affecting the substance thereof, shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise based thereon.

10.5	Persons Entitled by Death or Operation of Law

Every Person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given or sent to the shareholder from whom the Person derives title to such share prior to that Person’s name and address being entered on the securities register (whether such notice was given or sent before or after the happening of the event upon which that Person becomes so entitled) and prior to that Person furnishing to the Corporation the proof of authority or evidence of entitlement prescribed by the Act.

10.6	Waiver of Notice

Any shareholder (or shareholder’s duly appointed proxyholder), Director, officer or auditor may at any time waive the giving or sending of any notice, or waive or abridge the time for any notice, required to be given to that Person under any provision of the Act, the Articles, the By-laws or otherwise and such waiver or abridgement shall cure any default in the giving or sending or in the time of such notice, as the case may be.  Any such waiver or abridgement shall be in writing or given by electronic signature except a waiver of notice of a Shareholders Meeting or of the Board which may be given in any manner.

11 - MISCELLANEOUS

11.1	Declarations to the Enterprise Register

A Director, officer or any authorized person signs the declarations which must be sent by the Corporation to the enterprise registrar under the Act respecting the legal publicity of enterprises (Québec).

11.2	Enactment, Repeal and Amendment of the By-Law

The Directors may from time to time amend the present By-law, repeal the provisions thereof in whole or in part or add thereto by adopting any other administrative by-law or any other by-law dealing with any other applicable matter. Subject to the applicable provisions of the Act, any such amendment, repeal or addition is effective as of the date of the resolution of the Board adopting it. It must be submitted to the shareholders for approval at the next Shareholders Meeting, and the shareholders may, by ordinary resolution, ratify, amend or reject it. It ceases to be effective at the close of the Shareholders’ Meeting if it is rejected by or not submitted to the shareholders. However, By-law amendments relating to procedural matters with respect to Shareholders Meetings take effect only once they have received shareholder approval.

The Board is authorized to make any clerical change to the By-law to correct typographical errors or to clarify the meaning of a particular provision without requiring the approval of the shareholders.